FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE AND SUBSIDIARIES CONSOLIDATED INTERMEDIATE FINANCIAL STATEMENTS For the periods ended as of March 31, 2017 and 2016 and December 31, 2016.

BANCO DE CHILE AND SUBSIDIARIES

(Translation of consolidated financial statements originally issued in Spanish)

INDEX

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Income
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2017 and December 31, 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2017	December 2016
		MCh$	MCh$
ASSETS
Cash and due from banks	7	905,988	1,408,167
Transactions in the course of collection	7	538,531	376,252
Financial assets held-for-trading	8	2,057,671	1,405,781
Cash collateral on securities borrowed and reverse repurchase agreements	9	55,763	55,703
Derivative instruments	10	986,370	939,634
Loans and advances to banks	11	1,011,309	1,172,917
Loans to customers, net	12	24,804,164	24,775,543
Financial assets available-for-sale	13	477,066	367,985
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	34,133	32,588
Intangible assets	15	29,970	29,341
Property and equipment	16	217,338	219,082
Current tax assets	17	24,444	6,792
Deferred tax assets	17	294,935	306,030
Other assets	18	394,977	462,185
TOTAL ASSETS		31,832,659	31,558,000
LIABILITIES
Current accounts and other demand deposits	19	8,322,665	8,321,148
Transactions in the course of payment	7	369,344	194,982
Cash collateral on securities lent and repurchase agreements	9	233,348	216,817
Savings accounts and time deposits	20	10,414,294	10,552,901
Derivative instruments	10	1,029,129	1,002,087
Borrowings from financial institutions	21	1,029,720	1,040,026
Debt issued	22	6,651,840	6,177,927
Other financial obligations	23	149,738	186,199
Current tax liabilities	17	515	135
Deferred tax liabilities	17	26,244	24,317
Provisions	24	423,541	662,024
Other liabilities	25	286,015	292,026
TOTAL LIABILITIES		28,936,393	28,670,589

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,271,401	2,138,047
Reserves		563,069	486,208
Other comprehensive income		(20,729)	(19,921)
Retained earnings:
Retained earnings from previous periods		16,060	16,060
Income for the period		139,993	552,249
Less:
Provision for minimum dividends		(73,529)	(285,233)
Subtotal		2,896,265	2,887,410
Non-controlling interests		1	1
TOTAL EQUITY		2,896,266	2,887,411
TOTAL LIABILITIES AND EQUITY		31,832,659	31,558,000

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the three-month ended March 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
	Notes	2017	2016
		MCh$	MCh$

Interest revenue	28	456,767	469,729
Interest expense	28	(153,227)	(168,558)
Net interest income		303,540	301,171

Income from fees and commissions	29	113,812	107,636
Expenses from fees and commissions	29	(26,591)	(30,226)
Net fees and commission income		87,221	77,410

Net financial operating income	30	11,734	37,684
Foreign exchange transactions, net	31	13,888	(11,992)
Other operating income	36	6,336	6,579
Total operating revenues		422,719	410,852

Provisions for loan losses	32	(63,115)	(64,830)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		359,604	346,022

Personnel expenses	33	(100,918)	(105,298)
Administrative expenses	34	(79,206)	(76,220)
Depreciation and amortization	35	(8,559)	(7,976)
Impairment	35	(1)	(4)
Other operating expenses	37	(3,509)	(4,612)

TOTAL OPERATING EXPENSES		(192,193)	(194,110)

NET OPERATING INCOME		167,411	151,912

Income attributable to associates	14	991	667
Income before income tax		168,402	152,579

Income tax	17	(28,409)	(20,052)

NET INCOME FOR THE PERIOD		139,993	132,527
Attributable to:
Bank’s Owners		139,993	132,527
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	1.43	1.36
Diluted net income per share	27	1.43	1.36

The accompanying notes 1 to 41 are an integral interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month ended March 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2017	March 2016
		MCh$	MCh$

NET INCOME FOR THE PERIOD		139,993	132,527

Other comprehensive income that will be reclassified subsequently to profit or loss

Net change in unrealized gains (losses) on available for sale instruments	13	3,768	320
Gains and losses on derivatives held as cash flow hedges	10	(4,855)	(3,992)
Cumulative translation adjustment	27	—	(1)
Subtotal Other comprehensive income before income taxes		(1,087)	(3,673)

Income tax		279	882

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(808)	(2,791)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income taxes		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

TOTAL CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		139,185	129,736

Attributable to:
Bank’s Owners		139,185	129,736
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share		1.43	1.33
Diluted net income per share		1.43	1.33

The accompanying notes 1 to 41 are an integral interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month ended March 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income				Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulative translation adjustmenxt	Income Tax	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2015		2,041,173	31,809	358,807	52,418	22,951	59	(17,719)	16,060	558,995	(324,469)	2,740,084	3	2,740,087
Capitalization of retained earnings	27	96,874	—	—	—	—	—	—	—	(96,874)	—	—	—	—
Retention (released) earnings		—	—	95,467	—	—	—	—	—	(95,467)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	—	(366,654)	324,469	(42,185)	(2)	(42,187)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(1)	—	—	—	—	(1)	—	(1)
Cash flow hedge adjustment, net		—	—	—	—	(3,992)	—	958	—	—	—	(3,034)	—	(3,034)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	320	—	—	(76)	—	—	—	244	—	244
Income for the period 2016		—	—	—	—	—	—	—	—	132,527	—	132,527	—	132,527
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	—	(66,641)	(66,641)	—	(66,641)
Balances As of March 31, 2016		2,138,047	31,809	454,274	52,738	18,959	58	(16,837)	16,060	132,527	(66,641)	2,760,994	1	2,760,995
Defined benefit plans adjustment		—	124	—	—	—	—	—	—	—	—	124	—	124
Capital increase in other companies		—	1	—	—	—	—	—	—	—	—	1	—	1
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	(58)	—	—	—	—	(58)	—	(58)
Derivatives cash flow hedge, net		—	—	—	—	(46,489)	—	11,157	—	—	—	(35,332)	—	(35,332)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(51,891)	—	—	12,442	—	—	—	(39,449)	—	(39,449)
Income for the period 2016		—	—	—	—	—	—	—	—	419,722	—	419,722	—	419,722
Provision for minimum dividends		—	—	—	—	—	—	—	—	—	(218,592)	(218,592)	—	(218,592)
Balances As of December 31, 2016		2,138,047	31,934	454,274	847	(27,530)	—	6,762	16,060	552,249	(285,233)	2,887,410	1	2,887,411
Capitalization of retained earnings		133,354	—	—	—	—	—	—	—	(133,354)	—	—	—	—
Income retention (released) according to law	27	—	—	76,861	—	—	—	—	—	(76,861)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	—	(342,034)	285,233	(56,801)	—	(56,801)
Other comprehensive income:	27
Derivatives cash flow hedge, net		—	—	—	—	(4,855)	—	1,238	—	—	—	(3,617)	—	(3,617)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	3,768	—	—	(959)	—	—	—	2,809	—	2,809
Income for the period 2017		—	—	—	—	—	—	—	—	139,993	—	139,993	—	139,993
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	—	(73,529)	(73,529)	—	(73,529)
Balances As of March 31, 2017		2,271,401	31,934	531,135	4,615	(32,385)	—	7,041	16,060	139,993	(73,529)	2,896,265	1	2,896,266

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month ended March 31, 2017 and 2016

(Free translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2017	March 2016
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		139,993	132,527
Items that do not represent cash flows:
Depreciation and amortization	35	8,559	7,976
Impairment	35	1	4
Provision for loan losses	32	70,947	72,590
Provision of contingent loans	32	2,803	2,622
Additional provisions	32	—	—
Fair value adjustment of financial assets held-for-trading		(2,758)	(3,095)
Changes in assets and liabilities by deferred taxes	17	12,063	(26)
(Gain) loss attributable to investments in other companies	14	(977)	(651)
(Gain) loss from sales of assets received in lieu of payment net	36	(475)	(2,379)
(Gain) loss on sales of property and equipment	36-37	(76)	(32)
Charge-offs of assets received in lieu of payment	37	664	1,699
Other charges (credits) to income that do not represent cash flows		261	(64)
Net changes from foreign exchange transactions of other assets and other liabilities		13,071	22,327
Net interest variation, readjustment and accrued fees on assets and liabilities		21,970	(8,906)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		161,270	(163,470)
(Increase) decrease in loans to customers		(107,899)	(8,082)
(Increase) decrease in financial assets held-for-trading, net		(74,248)	(225,662)
(Increase) decrease in other assets and liabilities		(5,590)	72,458
Increase (decrease) in current account and other demand deposits		1,068	(469,763)
Increase (decrease) in payables from repurchase agreements and security lending		18,769	(435)
Increase (decrease) in savings accounts and time deposits		(139,178)	805,592
Proceeds from sale of assets received in lieu of payment		1,554	4,616
Total cash flows from operating activities		121,792	239,846

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(105,582)	93,511
Purchases of property and equipment	16	(4,566)	(4,757)
Proceeds from sales of property and equipment		76	42
Purchases of intangible assets	15	(2,816)	(1,855)
Purchases of investments in other companies	14	—	—
Dividends received from investments in other companies		—	—
Total cash flows from investing activities		(112,888)	86,941

FINANCING ACTIVITIES:
Redemption of mortgage finance bonds		(1,303)	(1,826)
Proceeds from bond issuances	22	603,451	126,570
Redemption of bond issuances		(150,579)	(248,297)
Dividends paid	27	(342,034)	(366,654)
Increase (decrease) in borrowings from foreign financial institutions		(10,286)	(322,749)
Increase (decrease) in other financial obligations		(35,636)	3,030
Increase (decrease) in borrowings from Central Bank of Chile		(1)	(1)
Other borrowings long-term		35,916	17,783
Payment of other borrowings long-term		(36,746)	(18,557)
Total cash flows from financing activities		62,782	(810,701)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		71,686	(483,914)

Net effect of exchange rate changes on cash and cash equivalents		(13,071)	(22,327)

Cash and cash equivalents at beginning of year		2,096,980	2,093,908

Cash and cash equivalents at end of period	7	2,155,595	1,587,667

	March	March
	2017	2016
	MCh$	MCh$
Operational Cash flow interest:
Interest received	455,383	464,318
Interest paid	(129,873)	(172,053)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

1.                           Corporate information:

Banco de Chile is authorized to operate like a commercial bank since June 17, 1996, in conformity with the Article 25 of Law No, 19,396, Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (“ADR”) program — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended March 31, 2017 were approved for issuance in accordance with the directors on April 27, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal regulations, basis of preparation and other information:

(a)                       Legal regulations:

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of preparation:

(b.1)             These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)             The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
RUT	Subsidiaries	Country	Functional Currency	March 2017	December 2016	March 2017	December 2016	March 2017	December 2016
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal regulations, basis of preparation and other information, continued:

(c)                      Use of estimates and judgments:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.                         Useful lives of intangible assets and property and equipment (Notes No.15 and No.16);

2.                          Income taxes and deferred taxes (Note No. 17);

3.                          Provisions (Note No. 24);

4.                          Contingencies and Commitments (Note No. 26);

5.                          Provision for loan losses (Note No. 11. No. 12 and No. 32);

6.                          Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period of March 31, 2017, there have not been others significant changes in the estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of three-month ended March 31, 2017.

(e)                      Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

(f)                       Reclassifications:

There have not been significant reclassifications at the end of this period 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements:

Accounting standards issued by IASB:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of March 31, 2017:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for the classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of its contractual flows.

In terms of impairment standard establishes a single model that applies to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which require a timely recognition of expected credit losses.

IFRS 9 introduces changes to the requirements for accounting hedge, and also new alternatives of strategies to use. The amendments means a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

IFRS 9 established that the fair value of credit risk of the entity shall be recognized in Other Comprehensive Income, allowing decrease any eventual volatility that would be generated in the income of the entity, because its recognition. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early adoption is permitted.

In 2016, Banco de Chile as a securities issuer on the NYSE has conducted an analysis of the conceptual differences between IFRS 9 and the current standards contained in IAS 39. As a result the Bank has established and initiated a working plan for the implementation of the new standards in order to comply with the required for the preparation and presentation of the Annual Report 20F to the Securities and Exchange Commission (SEC).

For the purpose of these financial statements, this rule has not yet been approved by the Superintendency of Banks and Financial Institutions (SBIF), an event that is required for its local application.

As of the date of issuance of these financial statements, it is not possible to quantify the impacts that will result from the adoption of this new standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new standard replace the following current standard and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard.

In short the amendments clarify how:

-                    Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

-                    Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

-                    Determine whether the product of a license must be recognized at a point in time or over time.

The date of application of this new standard starts in January 1, 2018, early adoption permitted.

Banco de Chile has conducted an initial review of the potential impacts of the adoption of IFRS 15, which is focused on commission income and customer loyalty programs. During the second quarter of 2017, a detailed review will be carried out, including subsidiaries, to quantify the impact of the adoption of this standard.

IFRS 16 Leases

On January 2016 was issued IFRS 16, which has as purpose to establish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognize the assets and liabilities, so eliminate the differences between financial and operating lease.

The effective date of application is beginning January 1, 2019.  Early adoption permitted but, only if it is also applied IFRS 15.

Banco de Chile and its subsidiaries are evaluating the possible impact of this standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

On December 2015 the IASB agreed that the amendments should apply in the future, early adoption permitted.

This amendment will not impact financial statements of Banco de Chile and its subsidiaries.

IFRS 2 Share-based payments

In June 2016, the IASB made amendments to IFRS 2 related to the classification and measurement of transactions of share-based payment.

The amendments address the following areas:

•           Compliance conditions when share-based payments are settled in cash.

•           Classification of share-based transactions, net of withholding of income tax.

•             Accounting for changes made to the terms of the contracts which modify the classification of cash-settled payments or settled in equity shares.

The date of application of these amendments is from January 1, 2018, early adoption permitted.

Banco de Chile and its subsidiaries will not have impacts on the consolidated financial statements product that does not have this type of contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 4 Insurance contracts

In September 2016, the IASB issued an amendment to IFRS 4 Insurance Contracts to address concerns arising from the application of new pronouncements included in IFRS 9, before implementing the new standard insurance contracts.

The amendments introduce the following two approaches to those entities that issue insurance contracts:

•             An overlay approach, will give to all companies that issue insurance contracts the option to recognize in other comprehensive income rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new contract insurance norm is issued; and

•             A postponement approach, will give to companies whose activities are largely connected with insurances an optional temporary exemption to the application of IFRS 9 until 2021. The Entities who defer the application of IFRS 9 will continue applying the existing financial instruments norm.

Banco de Chile and its subsidiaries will have no impact on the consolidated financial statements result of the adoption of this standard.

Annual improvements IFRS 2014-2016 cycle:

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which includes amendments to the following regulations:

IAS 28 Investments in associates and joint ventures.

IAS 28 has been amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time. The date of application of these amendments is from January 1, 2018.

This change has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements, continued:

IAS 40 Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

The date of application of these amendments is from January 1, 2018.

This change has no significant impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRIC 22 Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

This Interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability that Arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

The date of application of these amendments is from January 1, 2018.

Banco de Chile and its subsidiaries are evaluating the possible impact of the adoption of these regulations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                          New Accounting Pronouncements, continued:

3.2                   Accounting standards issued by the Superintendency of Banks and Financial Institutions (SBIF):

As of March 31, 2017, there are no new Accounting Standards issued by the SBIF.

4.                           Changes in Accounting policies and Disclosures:

During the period ended March 31, 2017, there have been no accounting changes that may significantly affect these consolidated intermediate financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

a)             On January 26, 2017 in the Ordinary Session No. BCH 2,853, the Board of Directors of the Bank of Chile resolved to call an Ordinary Shareholders’ Meeting to be held on March 23, 2017 with the purpose of proposing, among other matters, the distribution of the dividend No. 205 of $2.92173783704 pear each of the 97,624,347,430 shares, payable against net distributable income for the year ended December 31, 2016, corresponding to 60% of such income.

In addition, the Board of Directors resolved to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income obtained during the fiscal year ending on December 31st, 2016, through the issuance of fully paid-in shares, without nominal value, determined at a value of $73.28 per share, which will be distributed among the shareholders at the rate of 0.02658058439 shares per share and adopting the necessary agreements subject to the exercise of the options provided for in article 31 of Law No. 19,396.

b)             On February 9, 2017 according to articles 9 and 10 of Law 18,045, Banco de Chile was informed as essential information that according to the articles 19 et seq. of Law 19,913, the Financial Analysis Unit (Unidad de Analisis Financiero) that belongs to the Chilean Ministry of Finance imposed to Banco de Chile an administrative warning and fine of UF 500 on Banco de Chile in relation to the erroneous sending to that Unit, of the information contained in article 5 of the aforementioned law, for the period between April 2011 and June 2012.

c)              On March 21, 2017, due to changes in the comprises of the Board of Directors of the subsidiary Banchile Securitizadora S.A. in the course of the last year and in accordance with the law and the bylaws, the Board of Directors was completely renewed.

In accordance with the is established in articles seventh and eighth of the by-laws, the following persons were unanimously elected as Directors: Pablo Granifo Lavín, Juan Alberdi Monforte, Eduardo Ebensperger Orrego, José Miguel Quintana Malfanti and Marcos Frontaura De La Maza, who remains in office for the statutory period of three-years term, that is, until the Ordinary Shareholders’ Meeting to be held in 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                                            Relevant Events, continued:

d)             At the Ordinary Shareholders’ Meeting, held on March 23, 2017, our shareholders aproved to the dividend .No.205, and its distribution in the amount of CLP$2.92173783704 per “Banco de Chile” share, with charge to year 2016 net distributable income of Banco de Chile.  Moreover, at the Extraordinary Shareholders Meeting held on the same date, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016, through the issuance of fully paid-in shares, of no par value, with a value of Ch$73.28 per share.

e)              On March 23, 2017 was informed that in the Ordinary Shareholders’ Meeting of this institution, it was proceeded to the election of the Board of Directors, due to the end of the legal and statutory three years term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:	Andrés Ergas Heymann
	Alfredo Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Jane Fraser
Pablo Granifo Lavín
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

Moreover, on March 23, 2017, in the Ordinary Session No. BCH 2,856, the Board of Directors of the Bank of Chile agreed the following nominations and appointments:

President:	Pablo Granifo Lavín
Vice President:	Andrónico Luksic Craig
Vice President:	Jane Fraser
Board advisor:	Hernán Büchi Buc

f)               The Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Special Session No 2051E, held on March 27, 2017, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 23, 2017, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the fiscal year ending on December 31, 2016, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described bellow:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:

This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”. The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually. Although the results of the segments reconcile with those of the Bank at total level, this is not necessarily the case for all concepts on an individual basis, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes is considered the volume of each operation and its contribution margin, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity and currency.

•                                The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

Taxes are managed at a corporate level and are not allocated to business segments.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the period ended March 31, 2017 and 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.         Segment Reporting, continued:

The following table presents the income by segment for the periods ended March 2017 and 2016 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries (*)		Subtotal		Consolidation adjustment		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	226,720	209,790	79,680	84,930	(2,018)	7,148	(1,425)	(964)	302,957	300,904	583	267	303,540	301,171
Net fees and commissions income (loss)	48,475	41,498	10,852	10,494	(532)	(512)	31,504	27,658	90,299	79,138	(3,078)	(1,728)	87,221	77,410
Other operating income	8,119	4,439	7,199	2,795	10,472	19,726	7,502	6,236	33,292	33,196	(1,334)	(925)	31,958	32,271
Total operating revenue	283,314	255,727	97,731	98,219	7,922	26,362	37,581	32,930	426,548	413,238	(3,829)	(2,386)	422,719	410,852
Credit risk provisions	(67,658)	(68,305)	4,540	3,485	—	—	3	(10)	(63,115)	(64,830)	—	—	(63,115)	(64,830)
Depreciation and amortization	(6,725)	(6,025)	(1,084)	(1,170)	(37)	(40)	(713)	(741)	(8,559)	(7,976)	—	—	(8,559)	(7,976)
Other operating expenses	(125,051)	(124,563)	(36,001)	(38,943)	(1,368)	(1,563)	(25,043)	(23,451)	(187,463)	(188,520)	3,829	2,386	(183,634)	(186,134)
Income attributable to associates	798	515	168	133	14	15	11	4	991	667	—	—	991	667
Income before income taxes	84,678	57,349	65,354	61,724	6,531	24,774	11,839	8,732	168,402	152,579	—	—	168,402	152,579
Income taxes													(28,409)	(20,052)
Income after income taxes													139,993	132,527

(*) On December 30, 2016, the dissolution and merger of the subsidiary Promarket S.A. Given the above and for purposes of an adequate comparison of this disclosure, the figures for the retail segment for the year 2016 have been restated.

The following table presents assets and liabilities of the periods ended March 31, 2017 and December 31, 2016 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	15,538,190	15,427,024	11,180,903	11,358,447	4,381,027	4,061,181	627,880	535,727	31,728,000	31,382,379	(214,720)	(137,201)	31,513,280	31,245,178
Current and deferred taxes													319,379	312,822
Total assets													31,832,659	31,558,000

Liabilities	12,352,125	10,249,668	7,937,916	10,268,861	8,344,768	7,874,356	489,545	390,453	29,124,354	28,783,338	(214,720)	(137,201)	28,909,634	28,646,137
Current and deferred taxes													26,759	24,452
Total liabilities													28,936,393	28,670,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                           Cash and Cash Equivalents:

(a)                      Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$
Cash and due from banks:
Cash (*)	573,103	665,464
Deposit in Chilean Central Bank (*)	181,223	118,501
Deposits in other domestic banks	9,913	8,433
Deposits abroad	141,749	615,769
Subtotal - Cash and due from banks	905,988	1,408,167

Net transactions in the course of collection	169,187	181,270
Highly liquid financial instruments	1,038,173	467,593
Repurchase agreements	42,247	39,950
Total cash and cash equivalents	2,155,595	2,096,980

(*)    Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(b)                     Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	181,476	191,105
Funds receivable	357,055	185,147
Subtotal transactions in the course of collection	538,531	376,252

Liabilities
Funds payable	(369,344)	(194,982)
Subtotal transactions in the course of payment	(369,344)	(194,982)
Net transactions in the course of collection	169,187	181,270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	March	December
	2017	2016
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	65,359	30,546
Central Bank promissory notes	1,003,098	393,019
Other instruments issued by the Chilean Government and Central Bank	125,058	58,781

Other instruments issued in Chile
Bonds from other domestic companies	9,096	—
Bonds from domestic banks	3,743	21
Deposits in domestic banks	805,532	896,534
Other instruments issued in Chile	600	672

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	210	385

Mutual fund investments:
Funds managed by related companies	44,975	25,823
Funds managed by thirds	—	—
Total	2,057,671	1,405,781

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of Ch$20,728 million as of March 31, 2017 (Ch$21,789 million as of December 31, 2016). Repurchase agreements have an average expiration of 3 days as of period-end (4 days in December 2016). Furthermore, are maintained instruments that guarantee margins for offset transactions of derivatives through Comder Contraparte Central S.A. for an amount of Ch$5,991 million as of March 31, 2017 (Ch$9,945 million as of December 31, 2016).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$194,529 million as of March 31, 2017 (Ch$159,803 million as of December 31, 2016). Agreements to repurchase have an average expiration of 9 days as of period-end (10 days in December 2016).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$18,406 million as of March 31, 2017 (Ch$19,649 million as of December 31, 2016), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Cash collateral on securities borrowed and reverse repurchase agreements:

(a)                       Rights for repurchase contracts: The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of March 31, 2017 and December 31, 2016, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	31,945	30,963	20,454	21,967	3,364	2,773	—	—	—	—	—	—	55,763	55,703

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	31,945	30,963	20,454	21,967	3,364	2,773	—	—	—	—	—	—	55,763	55,703

Securities received:

The Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of March 31, 2017 the Bank and its subsidiaries held securities on resell agreements with a fair value of Ch$57,766 million (Ch$54,499 million as of December, 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)                       Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of March 31, 2017 and December 31, 2016, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	13,921	10,568	—	—	—	—	—	—	—	—	—	—	13,921	10,568
Central Bank promissory notes	15,164	16,165			—	—	—	—	—	—	—	—	15,164	16,165
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	183,294	174,078	389	16,006	—	—	—	—	—	—	—	—	183,683	190,084
Bonds from other Chilean companies	6,360	—	—	—	—	—	—	—	—	—	—	—	6,360	—
Other instruments issued in Chile	14,220	—	—	—	—	—	—	—	—	—	—	—	14,220	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	232,959	200,811	389	16,006	—	—	—	—	—	—	—	—	233,348	216,817

Securities sold:

The fair value of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of March 31, 2017 is Ch$219,120 million (Ch$223,721 million in December 2016). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges:

(a)                       As of March 31, 2017 and December 31, 2016, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	—	—	—	—	16,800	16,721	—	—	4,420	4,304
Interest rate swap	—	—	7,262	—	3,301	10,726	49,447	50,213	27,008	19,777	33,201	41,365	214	218	5,134	5,989
Total derivatives held for hedging purposes	—	—	7,262	—	3,301	10,726	49,447	50,213	27,008	19,777	50,001	58,086	214	218	9,554	10,293

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	61,482	—	—	—	143,358	203,882	580,329	546,729	—	30,883	418,466	416,507	54,324	63,482	54,323	45,722
Total derivatives held as cash flow hedges	61,482	—	—	—	143,358	203,882	580,329	546,729	—	30,883	418,466	416,507	54,324	63,482	54,323	45,722

Derivatives held-for-trading purposes
Currency forward	6,126,706	5,464,265	5,363,938	6,186,901	10,008,094	10,373,905	919,264	740,167	63,418	53,336	6,602	6,704	191,406	163,701	172,552	138,574
Interest rate swap	1,144,722	1,146,528	4,847,908	4,015,500	7,901,346	7,430,120	11,291,136	10,543,378	4,807,130	4,924,193	6,731,945	6,837,254	289,379	253,307	274,217	249,930
Cross currency swap	192,470	185,592	495,650	563,299	1,207,580	1,512,446	2,071,143	1,999,817	1,756,167	1,641,551	3,351,801	3,239,685	448,310	455,784	516,041	554,722
Call currency options	29,575	31,432	68,326	51,502	77,600	80,547	2,769	10,579	—	—	—	—	953	1,558	1,270	1,979
Put currency options	18,930	19,175	43,827	29,093	59,972	63,862	3,430	10,579	—	—	—	—	1,784	1,584	1,172	867
Total derivatives of negotiation	7,512,403	6,846,992	10,819,649	10,846,295	19,254,592	19,460,880	14,287,742	13,304,520	6,626,715	6,619,080	10,090,348	10,083,643	931,832	875,934	965,252	946,072

Total	7,573,885	6,846,992	10,826,911	10,846,295	19,401,251	19,675,488	14,917,518	13,901,462	6,653,723	6,669,740	10,558,815	10,558,236	986,370	939,634	1,029,129	1,002,087

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                     Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of March 31, 2017 and December 31, 2016:

	March	December
	2017	2016
	MCh$	MCh$
Hedge element
Commercial loans	16,800	16,721
Corporate bonds	120,219	122,081

Hedge instrument
Cross currency swap	16,800	16,721
Interest rate swap	120,219	122,081

(c)                      Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of obligations with foreign banks and bonds issued abroad in US Dollars, Hong Kong dollars, Peruvian Nuevo Sol, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the income financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(551)	(552)	(1,102)	(1,105)	(1,102)	(1,105)	(35,369)	(35,467)	(38,124)	(38,229)
Corporate Bond HKD	(1,921)	—	(1,570)	—	(8,441)	(12,144)	(75,577)	(76,922)	(20,715)	(21,084)	(332,597)	(338,517)	(440,821)	(448,667)
Corporate Bond PEN	(311)	—	—	—	(15,539)	(15,614)	—	—	—	—	—	—	(15,850)	(15,614)
Corporate Bond CHF	—	—	(85,268)	(1,031)	(3,009)	(87,308)	(369,636)	(370,926)	(495)	(495)	(99,678)	(99,748)	(558,086)	(559,508)
Obligation USD	(66,524)	(531)	—	—	(47,060)	(115,113)	(99,701)	(101,478)	—	—	—	—	(213,285)	(217,122)
Corporate Bond JPY	—	—	(163)	(306)	(738)	(623)	(77,367)	(46,415)	(652)	(29,418)	(29,796)	(28,866)	(108,716)	(105,628)

Hedge instrument
Inflows:
Corporate Bond EUR	—	—	—	—	551	552	1,102	1,105	1,102	1,105	35,369	35,467	38,124	38,229
Cross Currency Swap HKD	1,921	—	1,570	—	8,441	12,144	75,577	76,922	20,715	21,084	332,597	338,517	440,821	448,667
Cross Currency Swap PEN	311	—	—	—	15,539	15,614	—	—	—	—	—	—	15,850	15,614
Cross Currency Swap CHF	—	—	85,268	1,031	3,009	87,308	369,636	370,926	495	495	99,678	99,748	558,086	559,508
Cross Currency Swap USD	66,524	531	—	—	47,060	115,113	99,701	101,478	—	—	—	—	213,285	217,122
Cross Currency Swap JPY	—	—	163	306	738	623	77,367	46,415	652	29,418	29,796	28,866	108,716	105,628

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	65,385	1,155	6,801	2,304	163,889	232,833	624,233	592,204	24,673	54,094	470,705	470,207	1,355,686	1,352,797

Hedge instrument
Outflows:
Cross Currency Swap HKD	(1,654)	—	(609)	—	(7,034)	(9,253)	(66,590)	(66,278)	(16,166)	(16,091)	(289,679)	(288,322)	(381,732)	(379,944)
Cross Currency Swap PEN	(255)	—	—	—	(16,411)	(16,588)	—	—	—	—	—	—	(16,666)	(16,588)
Cross Currency Swap JPY	—	—	(407)	(1,043)	(2,348)	(1,867)	(82,862)	(52,107)	(1,643)	(32,878)	(30,905)	(30,761)	(118,165)	(118,656)
Cross Currency Swap USD	(63,476)	—	—	—	(51,271)	(114,210)	(109,202)	(108,690)	—	—	—	—	(223,949)	(222,900)
Cross Currency Swap CHF	—	(1,155)	(5,263)	(1,261)	(86,303)	(89,876)	(363,485)	(363,045)	(4,761)	(3,560)	(108,924)	(109,592)	(568,736)	(568,489)
Cross Currency Swap EUR	—	—	(522)	—	(522)	(1,039)	(2,094)	(2,084)	(2,103)	(1,565)	(41,197)	(41,532)	(46,438)	(46,220)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

Respect to in assets denominated in Unidad de Fomento (CLF) hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)             Unrealized gain of fair value adjustment for the period 2017 was Ch$4,855 million charge to equity (Ch$3,992 million charge to equity as of March 31, 2016) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of March 31, 2017 was a charge to equity of Ch$3,617 million (Ch$3,034 million charge to equity as of March 31, 2016).

The accumulated amount for this concept net of taxes as of March 31, 2017 correspond to charge to equity amounted Ch$32,385 million (charge to equity of Ch$27,530 million as of December 31, 2016).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$14,061 million charged to income in 2017 (Ch$65,969 million charge to income as of March 31, 2016).

(c.5)               As of March 31, 2017 and 2016, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of March 31, 2017 and 2016, the Bank has not hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                    Loans and advances to Banks:

(a)                     Amounts are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	25,000	200,019
Interbank loans	—	8,384
Provisions for loans to domestic banks	(21)	(100)
Subtotal	24,979	208,303
Foreign Banks
Interbank loans	179,343	129,904
Credits with third countries	36,348	77,049
Chilean exports trade loans	70,413	57,749
Provisions for loans to foreign banks	(536)	(429)
Subtotal	285,568	264,273
Central Bank of Chile
Non-available Central Bank deposits	700,000	700,000
Other Central Bank credits	762	341
Subtotal	700,762	700,341
Total	1,011,309	1,172,917

(b)                       The changes in provisions of the credits owed by the banks, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2016	72	630	702
Provisions established	—	—	—
Provisions released	(35)	(71)	(106)
Balance as of March 31, 2016	37	559	596
Provisions established	63	—	63
Provisions released	—	(130)	(130)
Balance as of December 31, 2016	100	429	529
Provisions established	—	107	107
Provisions released	(79)	—	(79)
Balance as of March 31, 2017	21	536	557

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, net:

(a.i)               Loans to Customers:

As of March 31, 2017 and December 31, 2016, the composition of the portfolio of loans is the following:

	As of March 31, 2017
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,455,386	101,800	291,377	10,848,563	(122,375)	(76,540)	(198,915)	10,649,648
Foreign trade loans	1,217,479	40,805	53,144	1,311,428	(71,755)	(2,403)	(74,158)	1,237,270
Current account debtors	216,645	2,185	2,137	220,967	(3,643)	(5,548)	(9,191)	211,776
Factoring transactions	484,623	1,194	937	486,754	(9,612)	(1,702)	(11,314)	475,440
Student loans	43,981	—	955	44,936	—	(743)	(743)	44,193
Commercial lease transactions (1)	1,326,612	15,688	24,623	1,366,923	(7,368)	(8,954)	(16,322)	1,350,601
Other loans and accounts receivable	63,133	280	5,812	69,225	(984)	(4,597)	(5,581)	63,644
Subtotal	13,807,859	161,952	378,985	14,348,796	(215,737)	(100,487)	(316,224)	14,032,572
Mortgage loans
Mortgage bonds	34,885	—	2,631	37,516	—	(43)	(43)	37,473
Transferable mortgage loans	63,242	—	1,916	65,158	—	(77)	(77)	65,081
Other residential real estate mortgage loans	6,835,029	—	139,244	6,974,273	—	(34,083)	(34,083)	6,940,190
Credits from ANAP	12	—	—	12	—	—	—	12
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,509	—	54	8,563	—	(98)	(98)	8,465
Subtotal	6,941,677	—	143,845	7,085,522	—	(34,301)	(34,301)	7,051,221
Consumer loans
Consumer loans in installments	2,269,373	—	219,859	2,489,232	—	(176,643)	(176,643)	2,312,589
Current account debtors	329,080	—	2,658	331,738	—	(12,225)	(12,225)	319,513
Credit card debtors	1,128,885	—	23,175	1,152,060	—	(64,106)	(64,106)	1,087,954
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	13	—	737	750	—	(435)	(435)	315
Subtotal	3,727,351	—	246,429	3,973,780	—	(253,409)	(253,409)	3,720,371
Total	24,476,887	161,952	769,259	25,408,098	(215,737)	(388,197)	(603,934)	24,804,164

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of March 31, 2017 Ch$634,986 million correspond to finance leases for real estate and Ch$731,937 million correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a.i)     Loans to Customers, continued:

	As of December 31, 2016
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,603,307	132,308	296,859	11,032,474	(126,704)	(79,780)	(206,484)	10,825,990
Foreign trade loans	1,167,598	47,317	53,702	1,268,617	(74,818)	(3,410)	(78,228)	1,190,389
Current account debtors	209,031	2,499	2,291	213,821	(2,944)	(4,467)	(7,411)	206,410
Factoring transactions	507,807	1,724	809	510,340	(8,671)	(1,953)	(10,624)	499,716
Student loans	41,738	—	949	42,687	—	(1,278)	(1,278)	41,409
Commercial lease transactions (1)	1,312,740	12,549	25,823	1,351,112	(7,062)	(10,574)	(17,636)	1,333,476
Other loans and accounts receivable	66,050	418	5,269	71,737	(886)	(3,712)	(4,598)	67,139
Subtotal	13,908,271	196,815	385,702	14,490,788	(221,085)	(105,174)	(326,259)	14,164,529
Mortgage loans
Mortgage bonds	37,355	—	2,874	40,229	—	(45)	(45)	40,184
Transferable mortgage loans	66,385	—	2,085	68,470	—	(95)	(95)	68,375
Other residential real estate mortgage loans	6,673,029	—	130,499	6,803,528	—	(33,551)	(33,551)	6,769,977
Credits from ANAP	13	—	—	13	—	—	—	13
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	7,832	—	114	7,946	—	(175)	(175)	7,771
Subtotal	6,784,614	—	135,572	6,920.186	—	(33,866)	(33,866)	6,886,320
Consumer loans
Consumer loans in installments	2,266,117	—	222,826	2,488,943	—	(201,097)	(201,097)	2,287,846
Current account debtors	326,012	—	3,163	329,175	—	(6,139)	(6,139)	323,036
Credit card debtors	1,131,412	—	24,263	1,155,675	—	(42,232)	(42,232)	1,113,443
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9	—	758	767	—	(398)	(398)	369
Subtotal	3,723,550	—	251,010	3,974,560	—	(249,866)	(249,866)	3,724,694
Total	24,416,435	196,815	772,284	25,385,534	(221,085)	(388,906)	(609,991)	24,775,543

(1)

In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2016 Ch$631,500 million correspond to finance leases for real estate and Ch$719,612 million correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net, continued:

(a.ii)    Impaired Portfolio

As of March 31, 2017 and December 31, 2016, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	13,895,602	14,022,176	453,194	468,612	14,348,796	14,490,788	(215,737)	(221,085)	(100,487)	(105,174)	(316,224)	(326,259)	14,032,572	14,164,529
Mortgage loans	6,941,677	6,784,614	143,845	135,572	7,085,522	6,920,186	—	—	(34,301)	(33,866)	(34,301)	(33,866)	7,051,221	6,886,320
Consumer loans	3,727,351	3,723,550	246,429	251,010	3,973,780	3,974,560	—	—	(253,409)	(249,866)	(253,409)	(249,866)	3,720,371	3,724,694
Total	24,564,630	24,530,340	843,468	855,194	25,408,098	25,385,534	(215,737)	(221,085)	(388,197)	(388,906)	(603,934)	(609,991)	24,804,164	24,775,543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)       Credit risk provisions:

The changes in credits risk provisions, during the periods 2017 and 2016, is summarized as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2016	263,719	338,047	601,766
Charge-offs:
Commercial loans	(4,967)	(11,136)	(16,103)
Mortgage loans	—	(579)	(579)
Consumer loans	—	(50,005)	(50,005)
Total charge-offs	(4,967)	(61,720)	(66,687)
Sales or transfers of credit	(5,228)	—	(5,228)
Allowances established	—	73,203	73,203
Allowances released	(507)	—	(507)
Balance as of March 31, 2016	253,017	349,530	602,547
Charge-offs:
Commercial loans	(9,946)	(33,793)	(43,739)
Mortgage loans	—	(3,612)	(3,612)
Consumer loans	—	(163,019)	(163,019)
Total charge-offs	(9,946)	(200,424)	(210,370)
Sales or transfers of credit	(19,696)	—	(19,696)
Allowances established	(2,290)	239,800	237,510
Allowances released	—	—	—
Balance as of December 31, 2016	221,085	388,906	609,991
Charge-offs:
Commercial loans	(3,761)	(10,339)	(14,100)
Mortgage loans	—	(1,051)	(1,051)
Consumer loans	—	(61,272)	(61,272)
Total charge-offs	(3,761)	(72,662)	(76,423)
Sales or transfers of credit	(553)	—	(553)
Allowances established	—	71,953	71,953
Allowances released	(1,034)	—	(1,034)
Balance as of March 31, 2017	215,737	388,197	603,934

In addition to these credit risk provisions, also are maintained provisions for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under line Provisions (Note No. 24).

Other disclosures:

1.                  As of March 31, 2017 and December 31, 2016, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (d).

2.                  As of March 31, 2017 and December 31, 2016 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets. (See Note No. 12 (e)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(c)       Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	467,889	463,296	(54,138)	(54,347)	413,751	408,949
From 1 to 2 years	331,641	325,230	(40,455)	(40,166)	291,186	285,064
From 2 to 3 years	230,264	223,796	(26,377)	(26,156)	203,887	197,640
From 3 to 4 years	147,482	147,047	(17,676)	(18,162)	129,806	128,885
From 4 to 5 years	99,464	99,992	(12,501)	(12,698)	86,963	87,294
After 5 years	263,581	265,660	(27,642)	(28,399)	235,939	237,261
Total	1,540,321	1,525,021	(178,789)	(179,928)	1,361,532	1,345,093

(*)    The net balance receivable does not include past-due portfolio totaling Ch$5,391 million as of March 31, 2017 (Ch$6,019 million as of December 31, 2016).

The Bank maintains financial leasing operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases have an average useful life between 2 and 17 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(d)                       Purchase of loan portfolio:

During the period ended March 31, 2017 the Bank has not acquired portfolio loans.

During the period ended December 31, 2016 the Bank acquired loan portfolio, whose nominal value amounted to Ch$54,969 million.

(e)                        Sale or transfer of loans from the loan portfolio:

During the period 2017 and 2016 there have been operations of sale or transfer of loan portfolio according to the following:

As of March 31, 2017
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	807	(553)	807	553
Sale of written — off loans	—	—	3	3
Total	807	(553)	810	556

As of March 31, 2016
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	13,170	(5,228)	10,252	2,310
Sale of written — off loans	—	—	—	—
Total	13,170	(5,228)	10,252	2,310

(g)                        Securitization of own assets:

During the year 2016 and period as of March 31, 2017, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13,       Investment Securities:

As of March 31, 2017 and December 31, 2016, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	March 2017			December 2016
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	65,337	—	65,337	20,944	—	20,944
Promissory notes issued by the Chilean Government and Central Bank	—	—	—	—	—	—
Other instruments	39,779	—	39,779	38,256	—	38,256

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	106,849	—	106,849	108,933	—	108,933
Bonds from domestic banks	6,379	—	6,379	7,973	—	7,973
Deposits from domestic banks	99,286	—	99,286	24,032	—	24,032
Bonds from other Chilean companies	22,506	—	22,506	29,525	—	29,525
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	136,930	—	136,930	138,322	—	138,322

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—
Total	477,066	—	477,066	367,985	—	367,985

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions; totaling Ch$8,382 million as of March 31, 2017 (Ch$4,975 million as of December 31, 2016). The repurchase agreements have an average maturity of 5 days as of March 31, 2017 (7 days in December 2016). Additionally, under the same item, are maintained instruments that guarantee margins for offsetting derivative transactions through Comder Contraparte Central S.A. for an amount of Ch$22,580 million as of March 31, 2017 (Ch$2,099 as of December 2016).

Instruments of Foreign Institutions include mainly bank bonds and equity investment instruments.

As of March 31, 2017, the portfolio of financial assets available-for-sale includes a net unrealized gain of Ch$4,615 million, net of tax (net unrealized gain of Ch$847 million as of December 31, 2016), recorded in other comprehensive income within equity.

During 2017 and 2016, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of March 31, 2017 and 2016 are shown in Note 30 “Net Financial Operating Income” are as follows:

	March	March
	2017	2016
	MCh$	MCh$

Unrealized (losses)/gains during the period	4,590	(29)
Realized losses/gains (reclassified)	(822)	349
Subtotal	3,768	320
Income tax	(959)	(76)
Total unrealized (losses)/gains during the period	2,809	244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       Investments in other companies include investments in associates, joint ventures and Investments valued at cost by Ch$34,133 million as of March 31, 2017 (Ch$32,588 million as of December 31, 2016), detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		March	December	March	December	March	December	March	March
Company	Shareholder	2017	2016	2017	2016	2017	2016	2017	2016
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	50,839	49,518	13,434	12,954	345	251
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	12,130	10,809	3,130	2,789	193	71
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	14,186	13,907	2,837	2,782	56	45
Redbanc S.A.	Banco de Chile	38.13	38.13	6,851	6,422	2,612	2,449	121	87
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,224	3,985	1,408	1,328	55	37
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	11,105	10,991	1,370	1,347	14	27
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,345	3,101	897	831	38	30
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,924	5,472	886	821	15	22
Subtotal Associates				108,604	104,205	26,574	25,301	837	570

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	8,728	8,596	4,364	4,298	66	15
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,842	1,431	921	715	74	66
Subtotal Joint Ventures				10,570	10,027	5,285	5,013	140	81

Subtotal				119,174	114,232	31,859	30,314	977	651

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	—	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	14	16
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						54	54	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,274	2,274	14	16
Total						34,133	32,588	991	667

(1) Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2017 and 2016 are detailed as follows:

	March	March
	2017	2016
	MCh$	MCh$

Initial book value	32,588	28,126
Acquisition of investments	—	—
Participation in net income	977	651
Dividends receivable	—	(60)
Dividends Minimum	560	—
Payment of dividends	—	1
Others	8	—
Total	34,133	28,718

(c)                        During the period ended as of March 31, 2017 and December 31, 2016 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)       As of March 31, 2017 and December 31, 2016 intangible assets are detailed as follows:

	Years
	Useful Life		Remaining amortization		Gross balance		Accumulated Amortization		Net balance
	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	111,146	109,491	(81,176)	(80,150)	29,970	29,341
Total					111,146	109,491	(81,176)	(80,150)	29,970	29,341

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets, continued:

(b)                       The change of intangible assets for the thee-month period ended as of March 31, 2017 and December 31, 2016 are as follows:

March 2017
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2017	109,491
Acquisition	2,816
Disposals/ write-downs	(1,161)
Impairment loss (*)	—
Total	111,146

Accumulated Amortization
Balance as of January 1, 2017	(80,150)
Amortization for the period (*)	(2,187)
Disposals/ write-downs	1,161
Total	(81,176)
Balance as of March 31, 2017	29,970

December 2016
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2016	100,000
Acquisition	11,248
Disposals/ write-downs	(1,757)
Impairment loss (*)	—
Total	109,491

Accumulated Amortization
Balance as of January 1, 2016	(73,281)
Amortization for the period (*)	(8,595)
Disposals/ write-downs	1,726
Total	(80,150)
Balance as of December 31, 2016	29,341

(*)                       See Note No. 35 Depreciation, amortization and impairment.

(c)                        As of March 31, 2017 and December 31, 2016, the Bank has the following technological developments:

	Amount of Commitment
	March	December
Detail	2017	2016
	MCh$	MCh$
Software and licenses	1,935	3,024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment:

(a)                       The composition of properties and equipment as of March 31, 2017 and December 31, 2016 are as follow:

	Gross balance		Accumulated depreciation		Net Balance
	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type Property and equipment:

Land and Buildings	304,291	302,187	(137,018)	(134,900)	167,273	167,287
Equipment	181,739	180,322	(142,460)	(139,277)	39,279	41,045
Others	50,865	50,404	(40,079)	(39,654)	10,786	10,750
Total	536,895	532,913	(319,557)	(313,831)	217,338	219,082

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                       The changes in properties and equipment as of March 31, 2017 and December 31, 2016 are as follow:

	March 2017
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	2,118	1,531	917	4,566
Disposals/write-downs	(14)	(114)	(455)	(583)
Impairment losses (*)	—	—	(1)	(1)
Total	304,291	181,739	50,865	536,895

Accumulated Depreciation
Balance as of January 1, 2017	(134,900)	(139,277)	(39,654)	(313,831)
Depreciation charges in the period (*) (**)	(2,132)	(3,441)	(707)	(6,280)
Sales and disposals in the period	14	114	426	554
Transfers	—	144	(144)	—
Total	(137,018)	(142,460)	(40,079)	(319,557)
Balance as of March 31, 2017	167,273	39,279	10,786	217,338

	December 2016
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Additions	10,174	14,105	3,540	27,819
Disposals/write-downs	(138)	(1,653)	(1,070)	(2,861)
Impairment losses (***)	(15)	(4)	(26)	(45)
Total	302,187	180,322	50,404	532,913

Accumulated Depreciation
Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Depreciation charges in the period (**)	(8,470)	(13,268)	(2,588)	(24,326)
Sales and disposals in the period	138	1,653	1,033	2,824
Transfers	—	(18)	18	—
Total	(134,900)	(139,277)	(39,654)	(313,831)
Balance as of December 31, 2016	167,287	41,045	10,750	219,082

(*)                       See Note No. 35 Depreciation, Amortization and Impairment.

(**)                This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$92 million (Ch$368 million as of December 31, 2016).

(***)         This amount does not include charge-offs provision of Property and Equipment of Ch$229 as of December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(c)                        As of March 31, 2017 and 2016, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

		Lease Contracts
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

March 2017	8,386	2,786	6,544	21,636	49,494	36,307	44,278	161,045
March 2016	7,948	2,637	5,240	20,697	41,733	26,366	39,916	136,589

As these lease contracts are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has commercial leases of investment properties. These leases have an average life of 5 years. There are no restrictions for the tenant.

(d)                       As of March 31, 2017 and December 31, 2016, the Bank does not have any finance lease agreements, therefore, there are no property and equipment balances to be reported from such transactions as of March 31, 2017 and December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable as applicable, detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Income taxes	13,097	119,123
Tax Previous year	122,907	—
Tax on non-deductible expenses	1,401	3,521
Less:
Monthly prepaid taxes	(157,876)	(126,266)
Credit for training expenses	(2,031)	(2,031)
Others	(1,427)	(1,004)
Total	(23,929)	(6,657)

Tax rate	25.5%	24.0%

	March	December
	2017	2016
	MCh$	MCh$

Current tax assets	24,444	6,792
Current tax liabilities	(515)	(135)
Total tax receivable (payable)	23,929	6,657

(b)                     Income Tax:

The effect of the tax expense during the periods between January 1 and March 31, 2017 and 2016, broken down as follows:

	March	March
	2017	2016
	MCh$	MCh$
Income tax expense:
Current year taxes	14,335	19,816
Subtotal	14,335	19,816
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	13,144	1,491
Effect of exchange rates on deferred tax	(1,081)	(1,517)
Subtotal	12,063	(26)
Non-deductible expenses (Art. 21 Income Tax Law)	1,401	550
Others	610	(288)
Net charge to income for income taxes	28,409	20,052

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2017 and 2016:

	March		March
	2017		2016
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	25.50	42,943	24.00	36,619
Additions or deductions	(0.33)	(562)	(0.48)	(739)
Subordinated debt (*)	(5.54)	(9,334)	(5.30)	(8,086)
Price-level restatement	(3.60)	(6,065)	(4.72)	(7,201)
Non-deductible expenses tax	0.83	1,401	0.36	550
Effect in deferred taxes (changes in tax rate)	(0.64)	(1,081)	(0.99)	(1,517)
Other	0.66	1,107	0.28	426
Effective rate and income tax expense	16.88	28,409	13.15	20,052

(*) The tax benefit associated with the dividend payment made to SAOS, as payment of the subordinated debt held with the Central Bank, should disappear as the liability of SM-Chile with the Central Bank is completely paid off.

The effective rate for income tax for 2017 is 16.88% (13.15% in 2016).

On September 29, 2014, Law 20,780 published in the Official Journal, amended the income tax and introduces various adjustments in the tax system.

On February 8, 2016, it was published Law 20,899, which made changes to the Law 20,780, specifically as it is related to the regime applicable to corporations.

Article 8 of Law 20,899 establishes that open corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes, a regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

For this regime, the law establishes a gradual increase of first category tax rates according to the following table:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as from January 1, 2017, the rate of additional tax has been increased to rejected expenses of article 21 from 35% to 40%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect on		Balances as of March 31,
	31, 2016	Income	Equity	2017
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	204,056	(1,353)	—	202,703
Personnel provisions	10,948	(6,450)	—	4,498
Staff vacation	6,674	(79)	—	6,595
Accrued interests and indexation adjustments from impaired loans	3,355	197	—	3,552
Staff severance indemnities provisions	970	(217)		753
Provision of credit cards expenses	12,459	(2,177)	—	10,282
Provision of accrued expenses	14,489	715	—	15,204
Leasing	37,119	1,648	—	38,767
Other adjustments	15,960	(3,379)	—	12,581
Total debit differences	306,030	(11,095)		294,935

Credit Differences:
Depreciation and price-level restatement of property and equipment	11,815	(516)	—	11,299
Adjustment for valuation of financial assets available-for-sale	216	—	959	1,175
Transitory assets	3,617	1,096	—	4,713
Loans accrued to effective rate	2,252	(210)	—	2,042
Other adjustments	6,417	598	—	7,015
Total credit differences	24,317	968	959	26,244
Deferred tax assets (liabilities), net	281,713	(12,063)	(959)	268,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(e)                       Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December	Effect on		Balance as of March 31,	Effect on		Balance as of December
	31, 2015	Income	Equity	2016	Income	Equity	31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	178,168	(896)	—	177,272	26,784	—	204,056
Personnel provisions	7,867	(3,946)	—	3,921	7,027	—	10,948
Obligations with agreements to repurchase	—	—	—	—	—	—	—
Staff vacations	6,268	36	—	6,304	370	—	6,674
Accrued interest and indexation adjustments from impaired loans	4,024	(212)	—	3,812	(457)	—	3,355
Staff severance indemnities provision	1,352	(69)	—	1,283	(268)	(45)	970
Provisions of credit card expenses	13,628	(280)	—	13,348	(889)	—	12,459
Provisions of accrued expenses	11,788	1,249		13,037	1,453	(1)	14,489
Leasing	18,239	5,079	—	23,318	13,801	—	37,119
Other adjustments	14,638	944	—	15,582	378	—	15,960
Total debit differences	255,972	1,905		257,877	48,199	(46)	306,030

Credit differences:
Depreciation of property and equipment and investment properties	13,163	455	—	13,618	(1,803)	—	11,815
Adjustment for valuation financial assets available-for-sale	12,582	—	76	12,658	—	(12,442)	216
Leasing equipment	—	—	—	—	—	—	—
Transitory assets	2,640	972	—	3,612	5	—	3,617
Derivative instruments adjustment	—	—	—	—	—	—	—
Accrued interest to effective rate	2,565	(535)	—	2,030	222	—	2,252
Other adjustments	2,003	987	—	2,990	3,426	1	6,417
Total credit differences	32,953	1,879	76	34,908	1,850	(12,441)	24,317

Total Assets (Liabilities) net	223,019	26	(76)	222,969	46,349	12,395	281,713

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.           Other Assets:

(a)                  Item detail:

At the end of each period, other assets are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Assets held for leasing (*)	102,853	103,078

Assets received or awarded as payment (**)
Assets awarded in judicial sale	8,333	7,282
Assets received in lieu of payment	6,237	6,117
Provision for assets received in lieu of payment	(2,183)	(2,104)
Subtotal	12,387	11,295

Other Assets
Deposits by derivatives margin	141,883	178,529
Trading and brokerage (***)	28,087	32,243
Other accounts and notes receivable	27,160	52,080
Prepaid expenses	15,944	10,740
Investment properties	14,582	14,674
VAT receivable	10,335	13,414
Servipag available funds	9,269	14,482
Commissions receivable	6,832	6,714
Recoverable income taxes	4,004	6,278
Pending transactions	3,883	5,070
Rental guarantees	1,825	1,815
Materials and supplies	654	742
Recovered leased assets for sale	305	589
Accounts receivable for sale of assets received in lieu of payment	73	245
Others	14,901	10,197
Subtotal	279,737	347,812
Total	394,977	462,185

(*)                       These correspond to property and equipment to be given under a finance lease.

(**)                Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.1677% (0.1640% as of December 31, 2016) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)         This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets, continued:

(b)                       The changes of the provision for assets received in lieu of payment during the three-month period ended as of March 31, 2017 and 2016 are detailed as follows:

Provision for assets	MCh$

Balance as of January 1, 2016	176
Provisions used	(140)
Provisions established	57
Provisions released	—
Balance as of March 31, 2016	93
Provisions used	(612)
Provisions established	2,623
Provisions released	—
Balance as of December 31, 2016	2,104
Provisions used	(193)
Provisions established	272
Provisions released	—
Balance as of March 31, 2017	2,183

19.                    Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Current accounts	6,879,238	6,907,655
Other demand deposits	872,440	856,711
Other demand deposits and accounts	570,987	556,782
Total	8,322,665	8,321,148

20.                    Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Time deposits	10,131,885	10,277,292
Term savings accounts	211,319	208,435
Other term balances payable	71,090	67,174
Total	10,414,294	10,552,901

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)                       At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	251,126	234,629
Bank of America	137,361	169,182
Sumitomo Mitsui Banking	125,514	127,447
HSBC Bank	112,766	114,488
The Bank of New York Mellon	92,523	114,096
Bank of Nova Scotia	85,865	—
Mizhuo Bank	59,417	60,340
Standard Chartered Bank	20,530	20,554
Zuercher Kantonalbank	13,892	14,107
Wells Fargo Bank	13,274	67,624
Commerzbank A.G.	4,301	3,242
Others	97	482
Borrowings and other obligations
Wells Fargo Bank	108,557	100,885
Bank Santander Euro	2,190	—
BNP Paribas	1,016	—
Deutsche Bank AG	718	3,411
Citibank N.A.	4	7,776
Others	567	1,760
Subtotal foreign trade financing	1,029,718	1,040,023

Chilean Central Bank	2	3

Total	1,029,720	1,040,026

(b)                     Chilean Central Bank Obligations

Debts with the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The total amounts of the debt to the Central Bank of Chile are as follows:

	March	December
	2017	2016
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	2	3
Total	2	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued:

At the end of each period, debt issued is detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Mortgage bonds	30,312	32,914
Bonds	5,906,554	5,431,575
Subordinated bonds	714,974	713,438
Total	6,651,840	6,177,927

During the period ended as of March 31, 2017, Banco de Chile issued bonds by an amount of Ch$603,451 million, of which corresponds to which correspond to Current Bonds and Short-Term Bonds by an amount of Ch$209,236 million and Ch$394,215 million respectively, according to the following details:

Current Bonds

Serie	Amount	Terms Years	Rate %	Currency	Issue date	Maturity date
	MCh$
BCHIBQ0915	58,643	13	3.00	UF	20/01/2017	20/01/2030
BCHIBH0915	56,338	9	2.70	UF	01/02/2017	01/02/2026
BCHIBP1215	58,157	13	3.00	UF	06/03/2017	06/03/2030
BCHIBC1215	30,544	6	2.50	UF	06/03/2017	06/03/2023
BCHIBC1215	5,554	6	2.50	UF	07/03/2017	07/03/2023
Total as of March 31, 2017	209,236

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

Short Term Bonds

Counterparty	Amount	Interest rate %	Currency	Issued date	Maturity date
	MCh$
Citibank N.A.	13,223	1.37	USD	05/01/2017	05/06/2017
Wells Fargo Bank	16,702	1.50	USD	06/01/2017	03/07/2017
Wells Fargo Bank	6,681	1.48	USD	06/01/2017	05/07/2017
Wells Fargo Bank	3,340	1.38	USD	06/01/2017	05/06/2017
Wells Fargo Bank	3,340	1.27	USD	06/01/2017	08/05/2017
Wells Fargo Bank	3,340	1.17	USD	06/01/2017	06/04/2017
Wells Fargo Bank	24,906	1.20	USD	09/01/2017	10/04/2017
Wells Fargo Bank	671	1.47	USD	09/01/2017	10/07/2017
Citibank N.A.	2,685	1.47	USD	09/01/2017	28/07/2017
Citibank N.A.	67,131	1.27	USD	09/01/2017	12/05/2017
Wells Fargo Bank	20,105	1.36	USD	10/01/2017	09/06/2017
Bofa Merrill Lynch	16,754	1.35	USD	10/01/2017	09/06/2017
Wells Fargo Bank	1,318	1.23	USD	13/01/2017	12/05/2017
Wells Fargo Bank	3,295	1.43	USD	13/01/2017	12/07/2017
Bofa Merrill Lynch	3,884	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	4,531	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	11,017	1.70	USD	08/02/2017	07/02/2018
Wells Fargo Bank	12,797	1.40	USD	10/02/2017	01/09/2017
Wells Fargo Bank	19,196	1.40	USD	10/02/2017	11/09/2017
Wells Fargo Bank	19,284	1.70	USD	13/02/2017	12/02/2018
Wells Fargo Bank	1,607	1.32	USD	13/02/2017	14/08/2017
Citibank N.A.	10,992	1.04	USD	15/02/2017	15/05/2017
Citibank N.A.	15,977	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,474	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,471	1.35	USD	16/02/2017	08/09/2017
Wells Fargo Bank	9,886	1.40	USD	21/03/2017	29/09/2017
Bofa Merrill Lynch	33,024	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	26,419	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	33,165	1.42	USD	30/03/2017	27/09/2017
Total as of March 31, 2017	394,215

As of March 31, 2017 the Bank has no issued subordinated bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

During the year ended as of December 31, 2016, Banco de Chile issued bonds by an amount of Ch$1,420,037 million, of which corresponds to which correspond to Current Bonds, Short-Term Bonds and Subordinated bonds by an amount of Ch$804,979 million, Ch$532,852 million and Ch$82,206 million respectively, according to the following details:

Current Bonds

Serie	Amount	Terms Years	Rate %	Currency	Issue date	Maturity date
	MCh$
BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,405	10	2.90	UF	29/06/2016	29/06/2026
BCHIBB0815	6,706	6	2.50	UF	05/07/2016	05/07/2022
BCHIBB0815	46,950	6	2.50	UF	06/07/2016	06/07/2022
BONO USD	19,705	5	1.97	USD	05/08/2016	05/08/2021
BONO USD	68,060	5	1.96	USD	01/09/2016	01/09/2021
BCHIBM0815	85,148	12	2.90	UF	28/09/2016	28/09/2028
BONO CHF	101,560	8	0.25	CHF	11/11/2016	11/11/2024
BONO JPY	57,129	5	0.35	JPY	21/12/2016	21/12/2021
Total as of December 31, 2016	804,979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Short Term Bonds

Counterparty	Amount	Interest rate %	Currency	Issued date	Maturity date
	MCh$
Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
JP. Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
JP. Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,689	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,462	1.25	USD	22/06/2016	21/06/2017
JP. Morgan Chase	10,314	0.70	USD	01/07/2016	03/10/2016
Merrill Lynch	13,266	0.71	USD	05/07/2016	04/10/2016
Citibank N.A.	33,133	1.04	USD	06/07/2016	05/01/2017
Wells Fargo Bank	3,330	1.02	USD	07/07/2016	28/12/2016
Merrill Lynch	6,660	1.00	USD	07/07/2016	09/01/2017
Citibank N.A.	3,304	0.74	USD	11/07/2016	19/10/2016
Merrill Lynch	3,282	1.02	USD	13/07/2016	09/01/2017
Wells Fargo Bank	1,969	0.84	USD	13/07/2016	10/11/2016
Wells Fargo Bank	32,548	1.05	USD	14/07/2016	10/01/2017
Merrill Lynch	9,764	1.05	USD	14/07/2016	11/01/2017
Merrill Lynch	3,906	1.30	USD	14/07/2016	12/07/2017
JP. Morgan Chase	12,368	0.78	USD	14/07/2016	14/10/2016
Citibank N.A.	25,896	0.83	USD	15/07/2016	13/12/2016
Citibank N.A.	13,410	0.87	USD	09/09/2016	06/12/2016
Citibank N.A.	6,700	0.85	USD	12/09/2016	06/12/2016
Merrill Lynch	18,005	1.26	USD	07/10/2016	05/04/2017
JP. Morgan Chase	12,739	1.06	USD	14/10/2016	15/02/2017
Citibank N.A.	33,932	0.91	USD	18/11/2016	15/02/2017
Total as of December 31, 2016	532,852

Subordinated bonds

Serie	Amount	Terms Years	Interest rate %	Currency	Issue date	Maturity date
	MCh$
UCHIG1111	30,797	25	3.75	UF	18/08/2016	18/08/2041
UCHIG1111	9,258	25	3.75	UF	01/09/2016	01/09/2041
UCHIG1111	42,151	25	3.75	UF	02/09/2016	02/09/2041
Total as of December 31, 2016	82,206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the periods of March 2017 and December 2016, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.                    Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Other Chilean obligations	113,966	149,603
Public sector obligations	35,772	36,596
Total	149,738	186,199

24.                    Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Provisions for minimum dividends (*)	73,529	285,233
Provisions for personnel benefits and payroll expenses	53,477	83,345
Provisions for contingent loan risks	56,484	53,681
Provisions for contingencies:
Additional loan provisions (**)	213,252	213,252
Country risk provisions	4,954	4,620
Other provisions for contingencies	21,845	21,893
Total	423,541	662,024

(*)                  See Note No. 27 (d).

(**)           Additional provision has been made for Ch$52,075 million during period 2016. See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the period 2017 and 2016:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	324,469	74,791	59,213	161,177	19,393	639,043
Provisions established	66,641	16,693	2,622	—	17	85,973
Provisions used	(324,469)	(37,472)	—	—	—	(361,941)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2016	66,641	54,012	61,835	161,177	19,410	363,075
Provisions established	218,592	51,129	—	52,075	7,103	328,899
Provisions used	—	(21,796)	—	—	—	(21,796)
Provisions released	—	—	(8,154)	—	—	(8,154)
Balances as of December 31, 2016	285,233	83,345	53,681	213,252	26,513	662,024
Provisions established	73,529	14,537	2,803	—	286	91,155
Provisions used	(285,233)	(44,405)	—	—	—	(329,638)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2017	73,529	53,477	56,484	213,252	26,799	423,541

(c)                      Provisions for personnel benefits and payroll:

	March	December
	2017	2016
	MCh$	MCh$

Short-term personnel benefits	13,829	37,868
Staff accrued vacation	25,001	25,539
Staff severance indemnities	8,543	8,851
Other benefits	6,104	11,087
Total	53,477	83,345

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                     Staff severance indemnities:

(i)                        Movement in the staff severance indemnities are as follow:

	March	March
	2017	2016
	MCh$	MCh$

Opening defined benefit obligation	8,851	10,728
(Decrease) Increase in provisions	(41)	36
Benefit paid	(267)	(464)
Effect of change in actuarial factors	—	—
Total	8,543	10,300

(ii)                     Net benefits expenses:

	March	March
	2017	2016
	MCh$	MCh$

Increase (Decrease) in provisions	(409)	(436)
Interest cost of benefits obligations	368	472
Effect of change in actuarial factors	—	—
Net benefit expenses	(41)	36

(iii)                  Assumptions used to determine pension obligations:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	March	December
	2017	2016
	%	%

Discount rate	4.29	4.29
Annual salary increase	4.56	4.56
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out as of December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Changes in provisions for incentive plans:

	March	March
	2017	2016
	MCh$	MCh$

Balances as of January 1,	37,868	34,307
Provisions established	7,098	7,887
Provisions used	(31,137)	(31,553)
Provisions release	—	—
Total	13,829	10,641

(f)                         Changes in vacations accruals:

	March	March
	2017	2016
	MCh$	MCh$

Balances as of January 1,	25,539	25,480
Provisions established	1,917	1,909
Provisions used	(2,455)	(1,870)
Provisions release	—	—
Total	25,001	25,519

(g)                        Employee share-based benefits provision:

As of March 31, 2017 and 2016, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of March 31, 2017 and December 31, 2016, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$56,484 million (Ch$53,681 million as of December 31, 2016).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	March	December
	2017	2016
	MCh$	MCh$

Accounts and notes payable (*)	156,573	146,432
Unearned income	5,680	6,077
Dividends payable	1,208	1,310

Other liabilities
Documents intermediated (**)	43,044	52,314
Cobranding	41,263	47,462
Securities unliquidated	13,212	12,376
VAT debit	9,309	12,549
Transactions in progress	1,889	757
Insurance payments	630	163
Others	13,207	12,586
Total	286,015	292,026

(*)             It comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	March	December
	2017	2016
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	340,234	279,362
Confirmed foreign letters of credit	73,598	64,044
Issued letters of credit	145,023	152,118
Bank guarantees	2,125,843	2,150,307
Immediately available credit lines	7,525,704	7,572,687
Other commitments	129,916	148,190

Transactions on behalf of third parties
Collections	189,951	137,259
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	6,456	39,714
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	185,858	174,022
Other Financial assets acquired on its own behalf	—	—

Fiduciary activities
Securities held in safe custody in the Bank	10,430,268	9,586,026
Securities held in safe custody in other entities	6,116,267	5,607,815
Total	27,269,118	25,911,544

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries related with the ordinary course operations. As of March 31, 2017 the Bank has established provisions for this concept in the amount of Ch$21,582 million (Ch$21,630 million as of December 31, 2016), recorded within “Provisions” in the Statement of Financial Position.

Among the most significant lawsuits are the following:

-   Collective demand filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This legal action seeks to challenge certain clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts. To date the probationary period has been concluded.

The estimated end dates of the respective litigations are as follows:

	As of March 31, 2017
	2017	2018	2019	2020	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	21,269	266	47	—	21,582

(b.2)          Contingencies for significant lawsuits:

As of March 31, 2017 and December 31, 2016 there are not any significant lawsuits, where the Bank is involved, that affect or may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No, 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,811,700, maturing January 10, 2018 (UF 2,642,000, maturing on January 10, 2017 as of December 31, 2016). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 332,900.

As of March 31, 2017 and 2016 the Bank has not guaranteed mutual funds.

In compliance to stablish by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor. Such guarantee corresponds to a bank guarantee for UF 372,200, with maturity on January 10, 2018.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by HDI Seguros de Garantía y Créditos S.A., that matures April 22, 2018, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	March	December
	2017	2016
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	16,624	17,750
Securities Exchange of the Electronic, Stock Exchange of Chile	18,225	21,517

Shares to secure short-purchase transactions in:
Securities Exchange of the Electronic, Stock Exchange of Chile	1,088	956
Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	3,996	2,992
Fixed income securities to secure loans of shares, Chilean Electronic Stock Exchange, Stock Exchange	—	—
Shares delivered to ensure equity loan, Chilean Electronic Stock Exchange, Stock Exchange	439	610
Securities Exchange of the Santiago, Stock Exchange	3,469	884
Total	43,841	44,709

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2018, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 20, 2017.

It was constituted a bank guarantee No. 358131-4 corresponds to UF 229,100, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 10, 2018.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of March 31, 2017 the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)

Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	March	December
	2017	2016
	MCh$	MCh$

Free credit lines available	33,938	30,799
Bank guarantees	18,969	19,159
Guarantees and surety bonds	2,895	3,028
Letters of credit	470	509
Other commitments	212	186
Total	56,484	53,681

(e)                      On January 30, 2014, the Superintendency of Securities and Insurance of Chile filed administrative charges against Banchile Corredores de Bolsa S.A., considering that it would have violated of the second paragraph of Article 53 of the Securities Market Law in relation to certain transactions carried out during 2009, 2010 and 2011 with shares of Sociedad Química y Minera de Chile S.A. (SQM). In relation to the preceding, the paragraph 2 of Article 53 of the Securities Market Law states that “... No person may carry on transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this law, by any deceptive or fraudulent act, practice, mechanism or artifice”.

On January 30, 2014, the Superintendency of Securities and Insurance (SVS) fined Banchile Corredores de Bolsa S.A to pay a fine of 50,000 UF, considering that it would have violated paragraph 2 of Article 53 of the Securities Act by acting as an intermediary in a share purchase operations SQM-A in 2011.

Banchile Corredores de Bolsa S.A., filed before the Eleventh Civil Court of Santiago a claim against Exempt Resolution No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (SVS), intended to annul the fine. This complaint was accumulated trial Case No. 25.795-2014, of the 22nd Civil Court of Santiago. To date the replacement resources submitted have not been resolved by the parties on the resolution that received the case to trial.

According to the provisioning policy, the company has not made provisions because this trial has not yet been ruled as also considering that the legal position of the same advisers estimate that there are solid grounds for that hosting the claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital:

(i)        Authorized, subscribed and paid shares:

As of March 31, 2017, the paid-in capital of Banco de Chile is represented by 97,624,347,430 registered shares (97,624,347,430 shares as of December 31, 2016), with no par value, fully paid and distributed.

(ii) Shares:

(ii.1)                      On March 23, 2017 the Extraordinary Shareholders approved the capitalization of 40% of the distributable net income obtained during the fiscal year ending as of December 31, 2016.  At the end of this present financial statement it has not issued fully-paid in shares.

(ii.2)                        The following table shows the share movements from December 31, 2015 to March 31, 2017:

Total
Ordinary Shares

As of December 31, 2015	96,129,146,433

Capitalization of earning — Issue fully paid-in shares (*)	1,495,200,997
Total shares as of December 31, 2016	97,624,347,430

Total shares as March 31, 2017	97,624,347,430

(*) Issue and distribution made on July 7, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(b)                     Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid. The above described agreementAgreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

The distributable income for the period ended as of March 31, 2017 ascend to Ch$122,549 million (Ch$475,388 million as of December 31, 2016).

As stated, the retention of earnings for the year ended as of December 31, 2016,  made in March of 2017, ascend to Ch$76,861 million (Ch$95,467 million of income for the year ended as of December 31, 2015, retained in March of 2016).

(c)                       Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 23, 2017, the Bank’s shareholders agreed to distribute and pay dividend No. 205 amounting to Ch$2.92173783704  per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2016. The dividend of period 2017 amounted Ch$342,034 million.

At the Ordinary Shareholders’ Meeting held on March 24, 2016, the Bank’s shareholders agreed to distribute and pay dividend No. 204 amounting to Ch$3.37534954173 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2015. The dividend of period 2016 amounted Ch$366,654 million.

(d)                      Provision for minimum dividends:

In January 2016, the Board of Directors established, for minimum dividend purpose, a 60% provision on net distributable income. Accordingly, the Bank recorded in the liability “Provisions” an amount of Ch$73,529 million (Ch$285,233 million in December 2016), reflecting as a counterpart an equity reduction for the same amount in “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period, excluding the average number of own shares maintained at the long period.

(ii)                     Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The basic and diluted earnings per share as of March 31, 2017 and 2016 are shown in the following table shows the income and share data used in the calculation of EPS:

	March	March
	2017	2016
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	139,993	132,527
Weighted average number of ordinary shares	97,624,347,430	97,624,347,430
Earning per shares (in Chilean pesos) (*)	1.43	1.36

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	139,993	132,527
Weighted average number of ordinary shares	97,624,347,430	97,624,347,430
Assumed conversion of convertible debt	—	—
Adjusted number of shares	97,624,347,430	97,624,347,430
Diluted earnings per share (in Chilean pesos) (*)	1.43	1.36

(*)             As of March 31, 2017 earning per shares considers the effect of fully paid-in shares, no par value, issued in 2016.

As of March 31, 2017 and 2016, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(f)                       Other comprehensive income:

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge,  During the period of 2017 it was made a net debit to equity for an amount of Ch$4,855 million (debit to equity for Ch$3,992 million as of March 31, 2016). The income tax effect represented a credit to equity of Ch$1,238 million (credit of Ch$958 million in 2016).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity. During the period of 2017 it was made a net credit to equity for an amount of Ch$3,768 million (net credit to equity for Ch$320 million as of March 31, 2016). The deferred tax effect meant a debit to equity of Ch$959 million (a charge of Ch$76 million in 2016).

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. There are no variations on this concept in 2017 (debit to equity for Ch$1 in 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses:

(a)                     On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	March 2017				March 2016
			Prepaid				Prepaid
	Interest	Adjustment	fees	Total	Interest	Adjustment	fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	176,895	23,824	898	201,617	174,823	35,640	551	211,014
Consumer loans	152,387	328	2,331	155,046	147,704	379	2,198	150,281
Residential mortgage loans	68,043	32,655	934	101,632	63,438	45,730	1,057	110,225
Financial investment	4,283	778	—	5,061	7,773	1,856	—	9,629
Repurchase agreements	442	—	—	442	425	—	—	425
Loans and advances to banks	6,151	—	—	6,151	7,878	—	—	7,878
Other interest revenue	708	569	—	1,277	365	419	—	784
Total	408,909	58,154	4,163	471,226	402,406	84,024	3,806	490,236

The amount of interest revenue recognized on a received basis for impaired portfolio in 2017 by Ch$1,073 million (Ch$1,852 million in 2016).

(b)                       At the each period end, the stock of interest income not recognized in income is the following:

	March 2017			March 2016
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	7,398	1,351	8,749	7,455	3,146	10,601
Residential mortgage loans	2,758	1,912	4,670	2,253	2,102	4,355
Consumer loans	71	15	86	67	9	76
Total	10,227	3,278	13,505	9,775	5,257	15,032

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	March 2017			March 2016
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	75,493	8,053	83,546	77,988	14,077	92,065
Debt issued	45,236	23,081	68,317	44,440	31,118	75,558
Other financial obligations	382	38	420	414	79	493
Repurchase agreements	1,578	—	1,578	1,259	—	1,259
Borrowings from financial institutions	3,669	—	3,669	3,322	—	3,322
Demand deposits	48	1,441	1,489	168	1,704	1,872
Other interest expenses	1	109	110	—	157	157
Total	126,407	32,722	159,129	127,591	47,135	174,726

(d)                       As of March 31, 2017 and 2016, the Bank uses cross currency and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge its obligations with foreign banks and bonds issued abroad.

	March 2017			March 2016
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	750	—	750	—	—	—
Loss from fair value accounting hedges	(1,036)	—	(1,036)	(5,658)	—	(5,658)
Gain from cash flow accounting hedges	4,232	7,727	11,959	109,643	112,592	222,235
Loss from cash flow accounting hedges	(18,098)	(1,825)	(19,923)	(128,777)	(106,424)	(235,201)
Net gain on hedge items	(307)	—	(307)	4,285	—	4,285
Total	(14,459)	5,902	(8,557)	(20,507)	6,168	(14,339)

(e)                        At the each period end, the detail of income from suspended interest is as follows:

	March	March
	2017	2016
	MCh$	MCh$

Interest revenue	471,226	490,236
Interest expense	(159,129)	(174,726)

Subtotal interest income	312,097	315,510

Net gain (loss) from accounting hedges	(8,557)	(14,339)

Total net interest income	303,540	301,171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                    Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Condensed Consolidated Statements of Income refer to the following items:

	March	March
	2017	2016
	MCh$	MCh$
Income from fees and commission
Card services	38,990	35,769
Investments in mutual funds and others	19,848	19,071
Collections and payments	11,995	12,148
Portfolio management	10,454	9,912
Fees for insurance transactions	7,282	6,398
Guarantees and letters of credit	5,979	5,693
Use of distribution channel	4,155	4,700
Brand use agreement	3,603	3,509
Trading and securities management	3,505	3,134
Financial advisory services	1,325	650
Lines of credit and overdrafts	1,287	1,697
Other fees earned	5,389	4,955
Total income from fees and commissions	113,812	107,636

Expenses from fees and commissions
Credit card transactions	(21,046)	(25,366)
Interbank transactions	(2,941)	(2,178)
Collections and payments	(1,514)	(1,551)
Securities transactions	(859)	(766)
Sales force fees	(46)	(148)
Other fees	(185)	(217)
Total expenses from fees and commissions	(26,591)	(30,226)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                    Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	March	March
	2017	2016
	MCh$	MCh$

Financial assets held-for-trading	20,715	17,334
Sale of available-for-sale instruments	788	247
Sale of loan portfolios	556	2,310
Net income on other transactions	131	171
Trading derivative	(10,456)	17,622
Total	11,734	37,684

31.                    Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	March	March
	2017	2016
	MCh$	MCh$

Indexed foreign currency, net	20,785	47,101
Translation difference, net	(800)	(6,090)
Gain from accounting hedges	(6,097)	(53,003)
Total	13,888	(11,992)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The movement during the period ended of 2017 and 2016, by concept of provisions, is summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	(28)	—	—	—	—	—	—	—	—	—	—	—	(28)	—
- Group provisions	—	—	(5,652)	(9,762)	(1,486)	(983)	(64,815)	(62,458)	(71,953)	(73,203)	(3,021)	(3,978)	(74,974)	(77,181)
Provisions established, net	(28)	—	(5,652)	(9,762)	(1,486)	(983)	(64,815)	(62,458)	(71,953)	(73,203)	(3,021)	(3,978)	(75,002)	(77,181)

Provisions released:
- Individual provisions	—	106	1,034	507	—	—	—	—	1,034	507	218	1,356	1,252	1,969
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions realeased, net	—	106	1,034	507	—	—	—	—	1,034	507	218	1,356	1,252	1,969

Provision, net	(28)	106	(4,618)	(9,255)	(1,486)	(983)	(64,815)	(62,458)	(70,919)	(72,696)	(2,803)	(2,622)	(73,750)	(75,212)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	2,820	2,610	545	517	7,270	7,255	10,635	10,382	—	—	10,635	10,382

Provision for loan losses, net	(28)	106	(1,798)	(6,645)	(941)	(466)	(57,545)	(55,203)	(60,284)	(62,314)	(2,803)	(2,622)	(63,115)	(64,830)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.                    Personnel Expenses:

At the each period end personnel are detailed as follows:

	March	March
	2017	2016
	MCh$	MCh$

Salaries	58,592	56,670
Bonuses and incentives	9,972	12,288
Variable compensation	8,993	11,924
Lunch and health benefits	6,812	6,712
Gratifications	6,673	6,320
Staff severance indemnities	4,336	5,880
Training expenses	958	729
Other personnel expenses	4,582	4,775
Total	100,918	105,298

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.                    Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	March	March
	2017	2016
	MCh$	MCh$

General administrative expenses
Information technology and communications	17,825	15,885
Maintenance and repair of property and equipment	8,813	8,446
Office rental and equipment	6,553	6,261
Securities and valuables transport services	3,184	3,428
Office supplies	2,343	1,733
Rent ATM area	1,833	1,687
External advisory services and professional fees and services	1,690	1,984
Energy, heating and other utilities	1,512	1,485
P,O, box mail , postage and home delivery services	1,310	1,472
External service of financial information	1,279	945
Insurance premiums	1,178	1,191
Legal and notary	987	955
Representation and transferring of personnel	900	940
Outsourcing of custody and filing	747	594
Donations	534	496
Other general administrative expenses	3,914	4,940
Subtotal	54,602	52,442

Outsources services
Credit pre-evaluation services	4,602	4,343
Data processing	3,410	2,502
External technological developments expenses	2,295	1,953
Certification and testing technology	1,751	1,429
Other	855	827
Subtotal	12,913	11,054

Board expenses
Board remunerations	611	612
Other Board expenses	154	127
Subtotal	765	739

Marketing expenses
Advertising	7,343	8,576
Subtotal	7,343	8,576

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	2,250	2,195
Real estate contributions	747	655
Patents	322	332
Other taxes	264	227
Subtotal	3,583	3,409
Total	79,206	76,220

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.                    Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	March	March
	2017	2016
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	6,372	5,866
Amortization of intangibles assets (Note No. 15 (b))	2,187	2,110
Total	8,559	7,976

(b)                       As of March 31, 2017 and 2016 the composition of impairment expenses is the following:

	March	March
	2017	2016
	MCh$	MCh$

Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	1	4
Impairment of intangible assets (Note No. 15 (b))	—	—
Total	1	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.                    Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	March	March
	2017	2016
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	475	2,379
Other income	24	9
Subtotal	499	2,388

Release of provisions for contingencies
Country risk provisions	—	81
Other provisions for contingencies	48	—
Subtotal	48	81

Other income
Rental income	2,026	2,114
Credit card income	1,161	24
Expense recovery	1,052	242
Recovery from external branches	683	742
Income from differences sale leased assets	120	122
Gain on sale of property and equipment	76	32
Fiduciary and trustee commissions	68	75
Revaluation of prepaid monthly payments	23	26
Others	580	733
Subtotal	5,789	4,110

Total	6,336	6,579

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.                    Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	March	March
	2017	2016
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	664	1,699
Provisions for assets received in lieu of payment	276	174
Expenses to maintain assets received in lieu of payment	135	81
Subtotal	1,075	1,954

Provisions for contingencies
Country risk provisions	334	—
Other provisions for contingencies	—	98
Subtotal	334	98

Other expenses
Provisions and charge-offs of other assets	649	504
Write-offs for operating risks	635	675
Operations expenses leasing	436	206
Expenses for charge-off leased assets recoveries	257	194
Others	123	981
Subtotal	2,100	2,560

Total	3,509	4,612

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Norms, issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).

According to the above, the Bank has considered related natural or legal persons parties that have a direct participation or through third parties on bank ownership, where such participation exceeds (1% or 5%) of the shares, and people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. They are also considered related, the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5% or has the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans accounts receivable, contingent loans and assets related to trading and investments securities, corresponding to related entities.

	Production Companies (*)		Investment Companies (**)		Individuals (***)		Total
	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	297,248	287,512	30,366	27,800	8,319	8,290	335,933	323,602
Residential mortgage loans	—	—	—	—	31,006	31,898	31,006	31,898
Consumer loans	—	—	—	—	6,126	6,494	6,126	6,494
Gross loans	297,248	287,512	30,366	27,800	45,451	46,682	373,065	361,994
Provision for loan losses	(962)	(924)	(78)	(45)	(291)	(292)	(1,331)	(1,261)
Net loans	296,286	286,588	30,288	27,755	45,160	46,390	371,734	360,733

Off balance sheet accounts:
Guarantees	12,069	12,943	19,219	44	—	—	31,288	12,987
Letters of credits	3,060	165	—	—	—	—	3,060	165
Foreign letters of credits	—	—	41	—	—	—	41	—
Banks guarantees	30,855	42,320	9,415	1,540	—	—	40,270	43,860
Immediately available credit lines	50,199	66,784	1,676	1,760	15,668	15,908	67,543	84,452
Other contingencies loans	2,000	2,000	—	—	—	—	2,000	2,000
Total off balance sheet account	98,183	124,212	30,351	3,344	15,668	15,908	144,202	143,464
Provision for contingencies loans	(223)	(143)	(31)	(1)	(45)	—	(299)	(144)
Off balance sheet account, net	97,960	124,069	30,320	3,343	15,623	15,908	143,903	143,320

Amount covered by Collateral
Mortgage	87,614	93,050	7,164	7,452	47,109	48,272	141,887	148,774
Warrant	—	—	—	—	—	—	—	—
Pledge	2,900	2,900	—	—	3	3	2,903	2,903
Others(****)	25,504	26,330	8,648	8,816	1,896	1,737	36,048	36,883
Total collateral	116,018	122,280	15,812	16,268	49,008	50,012	180,838	188,560

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                    Production companies are legal entities which comply with the following conditions:

i)                            They engage in productive activities and generate a separable flow of income.

ii)                         Less than 50% of their assets are trading securities or investments.

(**)                Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)         Individuals include key members of the management, who directly or indirectly possess the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)           These guarantees correspond mainly to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	March	December
	2017	2016
	MCh$	MCh$
Assets
Cash and due from banks	39,558	51,222
Transactions in the course of collection	15,017	7,537
Derivative instruments	160,560	147,046
Financial assets	10,411	15,129
Other assets	43,448	50,691
Total	268,994	271,625

Liabilities
Demand deposits	314,892	194,503
Transactions in the course of payment	19,938	5,637
Cash collateral on securities lent and repurchase agreements	22,918	34,710
Savings accounts and time deposits	422,232	267,925
Derivative instruments	161,863	151,398
Borrowings from financial institutions	251,130	242,405
Other liabilities	29,349	60,307
Total	1,222,322	956,885

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)         Income and expenses from related party transactions (*):

	March		March
	2017		2016
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	4,395	2,999	4,697	3,540
Fees and commission income	15,370	7,991	11,124	8,043
Financial operating
Derivative instruments (**)	7,092	14,108	11,380	22,786
Other financial operating	5,892	5,333	8	—
Released or established of provision for credit risk	—	121	127	—
Operating expenses	—	36,492	—	38,076
Other income and expenses	49	10	123	5

(*)             This detail do not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(**)      The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$10,680 million as of March 31, 2017 (net loss of Ch$9,360 million as of March 31, 2016).

(b)         During the period ended March 31, 2017, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1.000:

Company name	Service description
Redbanc S.A.	Operations management through ATM for credit and debit card
Transbank S.A.	Processing operations on credit and debit card transactions
Plaza Oeste S.A.	Office rentals
Plaza La Serena S.A.	Office rentals
Canal 13	Display of advertisements
Citigroup Inc.	Provision of banking and financial services
Servipag S.A.	Collection and payment services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                      Payments to key management personnel:

	March	March
	2017	2016
	MCh$	MCh$

Remunerations	1,032	915
Short-term benefits	3,302	4,502
Severance pay	—	60
Paid based on shares	—	—
Total	4,334	5,477

Composition of key personnel:

	No. of executives
	March	March
	2017	2016
Position
CEO	1	1
CEOs of subsidiaries	6	7
Division Managers	14	11
Total	21	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                      Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	March		March		March	March	March	March	March	March	March	March
Name of Directors	2017		2016		2017	2016	2017	2016	2017	2016	2017	2016
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	137	(*)	134	(*)	12	12	94	93	—	—	243	239
Andrónico Luksic Craig	43		42		2	3	—	—	—	—	45	45
Jorge Awad Mehech	14		14		6	6	21	23	—	—	41	43
Jaime Estévez Valencia	14		14		6	6	33	37	—	—	53	57
Gonzalo Menéndez Duque	14		14		6	6	33	35	5	6	58	61
Francisco Pérez Mackenna	14		14		6	6	20	20	—	—	40	40
Rodrigo Manubens Moltedo	14		14		6	5	11	10	—	—	31	29
Thomas Fürst Freiwirth	14		14		5	3	7	8	—	—	26	25
Jorge Ergas Heymann	14		14		6	2	12	12	—	—	32	28
Jean-Paul Luksic Fontbona	14		14		1	3	—	—	—	—	15	17
Other directors of subsidiaries	—		—		—	—	32	34	—	—	32	34
Total	292		288		56	52	263	272	5	6	616	618

(1)             It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$5 million (Ch$5 million in 2016).

(*)             It includes a provision of Ch$93 million (Ch$92 million in 2016) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$122 million (Ch$105 million in 2016).

Travel and other related expenses amount to Ch$27 million (Ch$16 million in 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valorization and control related with the process to the fair value measurement.

One of the most important definitions in this framework is the Product Control Unit (PCU), hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standards of fair value measurements

In the fair value calculation process, standard methodologies are used; closing prices, discounted cash flows and option models. In the options case, Black-Scholes model is used. The input parameters are rates, prices and volatility levels for each term and market factor that trade in the local and international markets.

(ii)                    Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information such as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which instruments are frequently bought and sold in financial markets.

(iii)                 Valuation techniques

If there is no market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based on observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments

Part of the fair value process consists of adjustment, to take into account bid/offer spreads.  This adjustment is calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that when selling the position it will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used, Bid, mid and offer market quotes are considered.

(v)                   Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event that significant differences are detected, these differences are measured and scaled according to the amount of materiality for each grouping level, ranging from a single report to the trader to a report presented to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kinds of reports allows for adequate control and consistency in the parameters used in valuations and backwards looking revisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Management

In particular, in cases where there are no market quotations for the instrument, similar transaction prices, nor indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required to operate this kinds of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                   Fair value hierarchy:

Banco de Chile and subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in an active markets for the same instrument or specific type of transaction to be evaluated (return internal rates, quote value, price).

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of market, assuring daily observable quotes.

For currency futures as well as mutual funds and equity, to determine fair value, the multiplication of closing prices by the number of instruments is used. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument. For mutual funds and equity, the current price multiplied by the quantity of instruments is used to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    Valuation techniques whose inputs are those other than quoted prices included within Level 1 and that are observable for assets or liabilities, either directly or indirectly. For instruments in this level, the valuation is performed based on an inference from observable market parameters; such quoted prices for similar instruments in active markets. In this level the following inputs are included:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices that are observable for the asset or liability.

d)             Inputs that are derived principally from or corroborated by observable market data.

This level is composed mostly of currency and rate derivatives, bank’s debt securities, debt of Chilean and foreign companies, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depends upon whether this value is impacted by volatility as a relevant market factor; if that is the case, the Black-Scholes-Merton type of formula is used. For the rest of the derivatives, namely swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment is using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market).

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market). Model is based on daily prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                   Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	164,323	82,560	1,029,192	399,786	—	—	1,193,515	482,346
Other instruments issued in Chile	599	673	816,574	887,594	1,798	8,960	818,971	897,227
Instruments issued abroad	210	385	—	—	—	—	210	385
Mutual fund investments	44,975	25,823	—	—	—	—	44,975	25,823
Subtotal	210,107	109,441	1,845,766	1,287,380	1,798	8,960	2,057,671	1,405,781
Derivative contracts for trading purposes
Forwards	—	—	191,406	163,701	—	—	191,406	163,701
Swaps	—	—	737,689	709,091	—	—	737,689	709,091
Call Options	—	—	953	1,558	—	—	953	1,558
Put Options	—	—	1,784	1,584	—	—	1,784	1,584
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	931,832	875,934	—	—	931,832	875,934
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	214	218	—	—	214	218
Cash flow hedge (Swap)	—	—	54,324	63,482	—	—	54,324	63,482
Subtotal	—	—	54,538	63,700	—	—	54,538	63,700
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	9,448	—	95,668	59,200	—	—	105,116	59,200
Other instruments issued in Chile	—	—	295,860	232,780	76,090	76,005	371,950	308,785
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	9,448	—	391,528	291,980	76,090	76,005	477,066	367,985
Total	219,555	109,441	3,223,664	2,518,994	77,888	84,965	3,521,107	2,713,400

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	172,552	138,574	—	—	172,552	138,574
Swaps	—	—	790,258	804,652	—	—	790,258	804,652
Call Options	—	—	1,270	1,979	—	—	1,270	1,979
Put Options	—	—	1,172	867	—	—	1,172	867
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	965,252	946,072	—	—	965,252	946,072
Hedge derivative contracts
Fair value hedge (Swap)	—	—	9,554	10,293	—	—	9,554	10,293
Cash flow hedge (Swap)	—	—	54,323	45,722	—	—	54,323	45,722
Subtotal	—	—	63,877	56,015	—	—	63,877	56,015
Total	—	—	1,029,129	1,002,087	—	—	1,029,129	1,002,087

(1)                     As of March 31, 2017, 88% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation:

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of March 31, 2017
	Balance as of January 1, 2017	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of March 31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	—	—	—	(8,947)	1,785	—	1,798
Subtotal	8,960	—	—	—	(8,947)	1,785	—	1,798

Available-for-Sale Instruments:
Other instruments issued in Chile	76,005	(614)	410	4,922	(7,305)	2,672	—	76,090
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	76,005	(614)	410	4,922	(7,305)	2,672	—	76,090

Total	84,965	(614)	410	4,922	(16,252)	4,457	—	77,888

	As of December 31, 2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	18,028	28	—	8,946	(18,042)	—	—	8,960
Subtotal	18,028	28	—	8,946	(18,042)	—	—	8,960

Available-for-Sale Instruments:
Other instruments issued in Chile	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005

Total	114,153	(5,843)	818	28,216	(49,786)	111	(2,704)	84,965

(1) Recorded in income under item “Net financial operating income”

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)       Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of March 31, 2017		As of December 31, 2016
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,798	(22)	8,960	(176)
Total	1,798	(22)	8,960	(176)
Available-for- Sale Instruments
Other instruments issued in Chile	76,090	(1,176)	76,005	(1,255)
Instruments issued abroad	—	—	—	—
Total	76,090	(1,176)	76,005	(1,255)

Total	77,888	(1,198)	84,965	(1,431)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens,  In the case of financial assets presented table above, which corresponds to bank bonds and corporate bonds, input prices, prices based on broker quotes or runs were used, considering that these instruments do not have current prices or observable.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting. The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	March	December	March	December
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	905,988	1,408,167	905,988	1,408,167
Transactions in the course of collection	538,531	376,252	538,531	376,252
Cash collateral on securities borrowed and reverse repurchase agreements	55,763	55,703	55,763	55,703
Subtotal	1,500,282	1,840,122	1,500,282	1,840,122
Loans and advances to banks
Domestic banks	24,979	208,303	24,979	208,303
Central Bank of Chile	700,762	700,341	700,762	700,341
Foreign banks	285,568	264,273	285,568	264,273
Subtotal	1,011,309	1,172,917	1,011,309	1,172,917
Loans to customers, net
Commercial loans	14,032,572	14,164,529	13,859,975	13,998,477
Residential mortgage loans	7,051,221	6,886,320	7,544,814	7,313,953
Consumer loans	3,720,371	3,724,694	3,726,871	3,728,302
Subtotal	24,804,164	24,775,543	25,131,660	25,040,732
Total	27,315,755	27,788,582	27,643,251	28,053,771

Liabilities
Current accounts and other demand deposits	8,322,665	8,321,148	8,322,665	8,321,148
Transactions in the course of payment	369,344	194,982	369,344	194,982
Cash collateral on securities lent and repurchase agreements	233,348	216,817	233,348	216,817
Savings accounts and time deposits	10,414,294	10,552,901	10,432,587	10,563,751
Borrowings from financial institutions	1,029,720	1,040,026	1,025,782	1,036,091
Other financial obligations	149,738	186,199	149,738	186,199
Subtotal	20,519,109	20,512,073	20,533,464	20,518,988
Debt Issued
Letters of credit for residential purposes	26,696	28,893	28,761	30,918
Letters of credit for general purposes	3,616	4,021	3,896	4,303
Bonds	5,906,554	5,431,575	6,139,769	5,594,748
Subordinate bonds	714,974	713,438	730,154	720,455
Subtotal	6,651,840	6,177,927	6,902,580	6,350,424
Total	27,170,949	26,690,000	27,436,044	26,869,412

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities, continued:

Other financial instruments not measured at fair value in our statement of financial position, but for which the fair value is disclosed, are not managed on a fair value basis. These instruments include assets and liabilities such as loans and deposits to customers, bank borrowings, debt issued, and other financial assets and obligations with diverse maturities and features. Fair values of these assets/liabilities are estimated by applying the traditional Discounted Cash Flows model and using diverse valuation inputs such as yield curves, credit risk spreads, etc. Also, since some of these assets/liabilities are not traded in the market, judgmental analysis is required in determining the adequacy of the inputs and fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial assets and liabilities, continued:

(f)                Levels of other assets and liabilities:

The following chart shows fair value of financial assests and liabilitites not valued at their fair value, as of March 31, 2017 and December 31, 2016:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	905,988	1,408,167	—	—	—	—	905,988	1,408,167
Transactions in the course of collection	538,531	376,252	—	—	—	—	538,531	376,252
Receivables from repurchase agreements and security borrowing	55,763	55,703	—	—	—	—	55,763	55,703
Subtotal	1,500,282	1,840,122	—	—	—	—	1,500,282	1,840,122
Loans and advances to banks
Domestic banks	24,979	208,303	—	—	—	—	24,979	208,303
Central bank	700,762	700,341	—	—	—	—	700,762	700,341
Foreign banks	285,568	264,273	—	—	—	—	285,568	264,273
Subtotal	1,011,309	1,172,917	—	—	—	—	1,011,309	1,172,917
Loans to customers, net
Commercial loans	—	—	—	—	13,859,975	13,998,477	13,859,975	13,998,477
Residential mortgage loans	—	—	—	—	7,544,814	7,313,953	7,544,814	7,313,953
Consumer loans	—	—	—	—	3,726,871	3,728,302	3,726,871	3,728,302
Subtotal	—	—	—	—	25,131,660	25,040,732	25,131,660	25,040,732
Total	2,511,591	3,013,039	—	—	25,131,660	25,040,732	27,643,251	28,053,771

Liabilities
Current accounts and other demand deposits	8,322,665	8,321,148	—	—	—	—	8,322,665	8,321,148
Transactions in the course of payment	369,344	194,982	—	—	—	—	369,344	194,982
Payables from repurchase agreements and security lending	233,348	216,817	—	—	—	—	233,348	216,817
Savings accounts and time deposits	—	—	—	—	10,432,587	10,563,751	10,432,587	10,563,751
Borrowings from financial institutions	—	—	—	—	1,025,782	1,036,091	1,025,782	1,036,091
Other financial obligations	149,738	186,199	—	—	—	—	149,738	186,199
Subtotal	9,075,095	8,919,146	—	—	11,458,369	11,599,842	20,533,464	20,518,988
Debt Issued
Letters of credit for residential purposes	—	—	28,761	30,918	—	—	28,761	30,918
Letters of credit for general purposes	—	—	3,896	4,303	—	—	3,896	4,303
Bonds	—	—	6,139,769	5,594,748	—	—	6,139,769	5,594,748
Subordinate bonds	—	—	—	—	730,154	720,455	730,154	720,455
Subtotal	—	—	6,172,426	5,629,969	730,154	720,455	6,902,580	6,350,424
Total	9,075,095	8,919,146	6,172,426	5,629,969	12,188,523	12,320,297	27,436,044	26,869,412

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

Assets	Liabilities
- Cash and due from banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Cash collateral on securities borrowed and reverse repurchase agreements	- Cash collateral on securities lent and repurchase agreements
- Loans and advance to banks	- Other financial obligations

•                  Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc,), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	March	December	March	December	March	December	March	December	March	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	986,370	939,634	(317,060)	(307,921)	(303,864)	(280,439)	(59,575)	(54,336)	305,871	296,938

Derivative financial liabilities	1,029,129	1,002,087	(317,060)	(307,921)	(303,864)	(280,439)	(131,946)	(164,889)	276,259	248,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of March 31, 2017 and December 31, 2016, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of March 31, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	905,988	—	—	905,988	—	—	—	—	905,988
Transactions in the course of collection	538,531	—	—	538,531	—	—	—	—	538,531
Financial Assets held-for-trading	2,057,671	—	—	2,057,671	—	—	—	—	2,057,671
Cash collateral on securities borrowed and reverse repurchase agreements	31,945	20,454	3,364	55,763	—	—	—	—	55,763
Derivative instruments	47,103	98,878	194,061	340,042	236,600	105,812	303,916	646,328	986,370
Loans and advances to banks (*)	762,041	112,989	82,255	957,285	54,581	—	—	54,581	1,011,866
Loans to customers (*)	3,543,280	2,211,139	4,702,826	10,457,245	4,940,934	2,951,866	7,058,053	14,950,853	25,408,098
Financial assets available-for-sale	—	11,803	115,358	127,161	137,649	48,421	163,835	349,905	477,066
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,886,559	2,455,263	5,097,864	15,439,686	5,369,764	3,106,099	7,525,804	16,001,667	31,441,353

	As of December 31, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	—	—	1,408,167	—	—	—	—	1,408,167
Transactions in the course of collection	376,252	—	—	376,252	—	—	—	—	376,252
Financial Assets held-for-trading	1,405,781	—	—	1,405,781	—	—	—	—	1,405,781
Cash collateral on securities borrowed and reverse repurchase agreements	30,963	21,967	2,773	55,703	—	—	—	—	55,703
Derivative instruments	43,797	55,575	200,634	300,006	210,405	129,277	299,946	639,628	939,634
Loans and advances to banks (*)	957,451	84,668	111,200	1,153,319	20,127	—	—	20,127	1,173,446
Loans to customers (*)	3,644,168	2,170,725	4,751,613	10,566,506	4,890,508	2,998,249	6,930,271	14,819,028	25,385,534
Financial assets available-for-sale	1,955	3,816	39,664	45,435	100,933	39,026	182,591	322,550	367,985
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,868,534	2,336,751	5,105,884	15,311,169	5,221,973	3,166,552	7,412,808	15,801,333	31,112,502

(*)    The respective provisions, which amount to Ch$603,934 million (Ch$609,991 million in 2016) for loans to customers and Ch$557 million (Ch$529 million in 2016) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                    Maturity of Assets and Liabilities, continued:

	As of March 31, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,322,665	—	—	8,322,665	—	—	—	—	8,322,665
Transactions in the course of payment	369,344	—	—	369,344	—	—	—	—	369,344
Cash collateral on securities lent and repurchase agreements	232,959	389	—	233,348	—	—	—	—	233,348
Savings accounts and time deposits (**)	4,702,248	2,607,025	2,726,222	10,035,495	166,750	528	202	167,480	10,202,975
Derivative instruments	41,412	87,815	154,890	284,117	230,367	135,403	379,242	745,012	1,029,129
Borrowings from financial institutions	108,031	185,677	636,880	930,588	99,132	—	—	99,132	1,029,720
Debt issued:
Mortgage bonds	1,964	2,563	5,447	9,974	10,698	5,879	3,761	20,338	30,312
Bonds	50,990	502,551	431,644	985,185	1,122,329	750,694	3,048,346	4,921,369	5,906,554
Subordinate bonds	9,072	25,036	19,585	53,693	53,738	39,134	568,409	661,281	714,974
Other financial obligations	114,896	1,570	13,085	129,551	17,292	2,321	574	20,187	149,738
Total liabilities	13,953,581	3,412,626	3,987,753	21,353,960	1,700,306	933,959	4,000,534	6,634,799	27,988,759

	As of December 31, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,321,148	—	—	8,321,148	—	—	—	—	8,321,148
Transactions in the course of payment	194,982	—	—	194,982	—	—	—	—	194,982
Cash collateral on securities lent and repurchase agreements	200,811	16,006	—	216,817	—	—	—	—	216,817
Savings accounts and time deposits (**)	4,843,628	2,298,731	3,042,414	10,184,773	158,871	570	252	159,693	10,344,466
Derivative instruments	40,827	69,950	160,377	271,154	225,882	135,192	369,859	730,933	1,002,087
Borrowings from financial institutions	261,084	231,987	526,825	1,019,896	20,130	—	—	20,130	1,040,026
Debt issued:
Mortgage bonds	2,438	2,513	6,035	10,986	11,394	6,341	4,193	21,928	32,914
Bonds	92,788	246,955	380,774	720,517	1,035,241	792,493	2,883,324	4,711,058	5,431,575
Subordinate bonds	3,105	1,914	47,566	52,585	53,903	39,317	567,633	660,853	713,438
Other financial obligations	150,574	2,505	11,407	164,486	18,239	2,823	651	21,713	186,199
Total liabilities	14,111,385	2,870,561	4,175,398	21,157,344	1,523,660	976,736	3,825,912	6,326,308	27,483,652

(**)               Excluding term saving accounts, which amount to Ch$211,319 million (Ch$208,435 million in 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Subsequent Events:

In Management’s opinion, there are no significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of Banco de Chile and its subsidiaries between March 31, 2017 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G, General Accounting Manager	Eduardo Ebensperger O, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO